UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

.

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

June 30, 2021

1

Contents

2

Independent auditor´s review report on quarterly information

To

Shareholders, Board of Director and Officers of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of - Cosan S.A. (“Company”) for the quarter ended June 30, 2021, comprising the statement of financial position as of June 30, 2021 and the related statements of profit or loss and of comprehensive income, for the three and six month periods then ended, and the statements of changes in equity and of cash flows for the six month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

Conclusion on the individual and the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Restatement of Earnings per share and Operating segments

As mentioned in Note 16, due to the share split, the Company adjusted earnings per share and the related notes for the three and six month period ended June 30, 2020, as provided for in Brazilian Accounting Standard CPC 41 – Resultado por ação / IAS 33 – Earnings per share. Additionally, as mentioned in Note 4, due to the change in the structure of operating segments, the Company adjusted the disclosure of operating segments for the three and six month period ended June 30, 2020, as provided for in Brazilian Accounting Standard CPC 22 – Informações por Segmento / IFRS 8 – Operating Segments. Our conclusion is not modified in respect of these matters.

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2021, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall interim financial information.

4

São Paulo, August 13, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Marcos Alexandre S. Pupo

Accountant CRC-1SP221749/O-0

5

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	5.1	741,717	1,149,267	8,567,450	4,614,053
Marketable securities	5.2	787,715	788,965	3,655,932	2,271,570
Trade receivables	5.3	—	—	2,447,515	1,585,708
Derivative financial instruments	5.10	—	—	431,864	156,208
Inventories	7	—	—	1,077,566	685,900
Receivables from related parties	5.5	137,536	286,993	76,240	71,783
Income tax receivable		147,307	141,018	260,121	178,501
Other current tax receivable	6	35,526	35,507	788,412	434,480
Dividends receivable		325,905	160,694	1,000,620	77,561
Sector financial assets	5.9	—	—	237,426	241,749
Other financial assets	5.4	—	779,695	443	848,821
Other current assets		119,930	101,673	583,593	270,065
Total current assets		2,295,636	3,443,812	19,127,182	11,436,399
Trade receivables	5.3	—	—	20,547	19,131
Restricted cash	5.2	30,247	—	57,549	—
Deferred tax assets	13	183,645	54,032	2,354,182	629,591
Receivables from related parties	5.5	571,434	473,349	275,726	199,983
Income tax receivable		—	—	197,548	836
Other non-current tax receivable	6	37,795	37,533	1,968,540	167,224
Judicial deposits	14	398,895	380,727	895,375	544,226
Derivative financial instruments	5.10	2,463,037	2,457,604	4,642,347	2,971,210
Other non-current assets		176,113	165,310	295,821	227,857
Investments in associates	8.1	16,446,215	11,026,580	395,683	333,705
Investments in joint venture	9	2,240,038	2,314,537	7,304,100	7,988,208
Property, plant and equipment	10.1	57,390	61,459	15,555,527	416,996
Intangible assets and goodwill	10.2	1,873	2,191	17,567,851	10,045,296
Contract asset	10.3	—	—	589,403	695,938
Right-of-use assets	10.4	37,133	24,809	7,726,174	84,224
Total non-current assets		22,643,815	16,998,131	59,846,373	24,324,425
Total assets		24,939,451	20,441,943	78,973,555	35,760,824

The accompanying notes are an integral part of these interim financial statements.

6

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Liabilities
Loans, borrowings and debentures	5.6	121,255	—	2,207,616	2,352,057
Leases	5.8	8,350	11,108	375,135	20,466
Derivative financial instruments	5.10	114,749	7,291	1,019,750	293,656
Trade payables	5.7	1,708	4,066	3,033,743	1,875,192
Employee benefits payables		20,189	25,168	337,889	195,881
Income tax payables		1,977	2,571	503,253	374,339
Other taxes payable	12	114,039	125,368	425,108	367,076
Dividends payable		35	216,929	9,603	285,177
Preferred shareholders payable in subsidiaries		221,869	—	221,869	—
Concessions payable	11	—	—	160,472	—
Payables to related parties	5.5	132,866	278,740	279,273	150,484
Sector financial liabilities	5.9	—	—	91,933	91,912
Other financial liabilities		—	—	713,061	149,293
Other current liabilities		93,979	103,501	441,429	259,580
Total current liabilities		831,016	774,742	9,820,134	6,415,113
Loans, borrowings and debentures	5.6	5,451,867	—	33,580,446	13,075,170
Leases	5.8	33,018	17,037	2,565,512	59,297
Preferred shareholders payable in subsidiaries		—	387,044	—	387,044
Derivative financial instruments	5.10	279,659	124,171	279,659	124,171
Other taxes payable	12	140,641	141,233	147,947	146,895
Provision for legal proceedings	14	310,330	308,819	1,420,047	887,794
Concessions payable	11	—	—	2,836,069	—
Provision for uncovered liability of associates	8.1	366,056	458,852	—	—
Payables to related parties	5.5	6,917,806	7,096,139	—	—
Post-employment benefits	21	158	177	739,723	728,677
Deferred tax liabilities	13	—	—	3,550,657	1,271,208
Sector financial liabilities	5.9	—	—	1,152,191	473,999
Deferred revenue		—	—	39,140	—
Other non-current liabilities		292,977	286,064	739,119	685,642
Total non-current liabilities		13,792,512	8,819,536	47,050,510	17,839,897
Total liabilities		14,623,528	9,594,278	56,870,644	24,255,010
Shareholders' equity	15
Share capital		6,365,853	5,727,478	6,365,853	5,727,478
Treasury shares		(91,158)	(583,941)	(91,158)	(583,941)
Additional paid-in capital		(2,972,100)	(939,347)	(2,972,100)	(939,347)
Accumulated other comprehensive loss		(554,874)	(252,610)	(554,874)	(252,610)
Retained earnings		5,987,039	6,896,085	5,987,039	6,896,085
Profit for the period		1,581,163	—	1,581,163	—
Equity attributable to:
Owners of the Company		10,315,923	10,847,665	10,315,923	10,847,665
Non-controlling interests	8.2	—	—	11,786,988	658,149
Total shareholders' equity		10,315,923	10,847,665	22,102,911	11,505,814
Total shareholders' equity and liabilities		24,939,451	20,441,943	78,973,555	35,760,824

The accompanying notes are an integral part of these interim financial statements.

7

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company
	Note	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
General and administrative expenses	18	(62,410)	(109,747)	(37,153)	(72,075)
Other income (expenses), net	19	27,126	2,086	(21,528)	(96,076)
Operating expenses		(35,284)	(107,661)	(58,681)	(168,151)
Result before equity in earnings of investees, finance results and taxes		(35,284)	(107,661)	(58,681)	(168,151)
Interest in earnings of associates	8.1	841,253	1,795,605	(155,967)	265,833
Interest in earnings of joint venture	9	(19,564)	(74,499)	(27,551)	(37,935)
Equity in earnings of investees		821,689	1,721,106	(183,518)	227,898
Finance expense		(174,525)	(376,882)	(38,794)	(330,549)
Finance income		3,463	39,788	29,483	90,262
Foreign exchange, net		1,370,259	640,287	(334,571)	(1,740,757)
Net effect of derivatives		(975,613)	(384,917)	399,379	1,683,883
Finance results, net	20	223,584	(81,724)	55,497	(297,161)
Profit (loss) before taxes		1,009,989	1,531,721	(186,702)	(237,414)
Income taxes	13
Current		313	313	—	—
Deferred		(67,946)	49,129	12,317	165,279
		(67,633)	49,442	12,317	165,279
Profit (loss) for the period		942,356	1,581,163	(174,385)	(72,135)

8

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Consolidated
	Note	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Net sales	17	6,558,109	11,273,907	2,356,619	5,863,131
Cost of sales	18	(4,940,287)	(8,310,153)	(1,651,890)	(4,138,267)
Gross profit		1,617,822	2,963,754	704,729	1,724,864
Selling expenses	18	(180,750)	(339,406)	(306,698)	(586,094)
General and administrative expenses	18	(484,636)	(848,244)	(206,685)	(377,910)
Other income (expenses), net	19	278,400	249,472	8,837	(27,117)
Operating expenses		(386,986)	(938,178)	(504,546)	(991,121)
Profit before equity in earnings of investees, finance results and taxes		1,230,836	2,025,576	200,183	733,743
Interest in earnings of associates	8.1	18,015	16,820	2,915	3,736
Interest in earnings of joint venture	9	424,796	679,598	(221,151)	(29,808)
Equity in earnings of investees		442,811	696,418	(218,236)	(26,072)
Finance expense		(1,060,368)	(1,232,185)	(255,457)	(1,003,477)
Finance income		237,333	428,485	91,959	207,093
Foreign exchange, net		2,231,187	1,239,729	(393,781)	(1,931,805)
Net effect of derivatives		(1,622,896)	(1,032,682)	434,070	1,981,783
Finance results, net	20	(214,744)	(596,653)	(123,209)	(746,406)
Profit (loss) before taxes		1,458,903	2,125,341	(141,262)	(38,735)
Income taxes	13
Current		(630,801)	(230,941)	(146,172)	(271,403)
Deferred		367,016	8,980	110,585	249,995
		(263,785)	(221,961)	(35,587)	(21,408)
Profit (loss) for the period		1,195,118	1,903,380	(176,849)	(60,143)
Profit attributable to:
Owners of the Company		942,356	1,581,163	(174,385)	(72,135)
Non-controlling interests		252,762	322,217	(2,464)	11,992
		1,195,118	1,903,380	(176,849)	(60,143)
Earnings per share	16
Basic		R$ 0.5048	R$ 0.8782	(R$0.1119)	(R$0.0463)
Diluted		R$ 0.5023	R$ 0.8733	(R$0.1941)	(R$0.0477)

The accompanying notes are an integral part of these interim financial statements.

9

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Profit (loss) for the period	942,356	1,581,163	(174,385)	(72,135)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(542,255)	(297,308)	(976,217)	(412,720)
Gain (loss) on cash flow hedges	250,455	(5,340)	845,837	690,202
Change in fair value of financial assets	245	384	39	38
Total other comprehensive (loss) income, net of tax	(291,555)	(302,264)	(130,341)	277,520
Total comprehensive income for the period	650,801	1,278,899	(304,726)	205,385

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Profit (loss) for the period	1,195,118	1,903,380	(176,849)	(60,143)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation effect	(584,365)	(311,830)	145,233	755,915
Gain (loss) on cash flow hedges	250,589	(5,798)	(257,085)	(412,720)
Changes in fair value of financial assets	245	384	39	38
	(333,531)	(317,244)	(111,813)	343,233
Total other comprehensive (loss) income, net of tax	(333,531)	(317,244)	(111,813)	343,233
Total comprehensive income (loss) for the period	861,587	1,586,136	(288,662)	283,090
Total comprehensive income attributable to:
Owners of the Company	650,801	1,278,899	(304,726)	205,387
Non-controlling interests	210,786	307,237	16,064	77,703
	861,587	1,586,136	(288,662)	283,090

The accompanying notes are an integral part of these interim financial statements.

10

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the period	—	—	—	—	—	—	—	—	—	1,581,163	1,581,163	322,217	1,903,380
Other comprehensive income: (note 15)
Loss on cash flow hedges	—	—	—	—	(5,340)	—	—	—	—	—	(5,340)	(458)	(5,798)
Foreign currency translation differences	—	—	—	—	(297,308)	—	—	—	—	—	(297,308)	(14,522)	(311,830)
Change in fair value of financial assets	—	—	—	—	384	—	—	—	—	—	384	—	384
Total comprehensive income for the period	—	—	—	—	(302,264)	—	—	—	—	1,581,163	1,278,899	307,237	1,586,136

Transactions with owners of the Company
Contributions and distributions:
Capital increase (Note 15)	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,750	1,750
Cancellation of treasury shares (Note 15)	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share options exercised	—	645	—	(9,036)	—	—	—	—	—	—	(8,391)	(9,239)	(17,630)
Dividends (Note 15)	—	—	—	—	—	—	(328,267)	—	(83,863)	—	(412,130)	(4,488)	(416,618)
Treasury shares acquired (Note 15)	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Corporate reorganization (Note 1.1)	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Share-based payment transactions	—	—	—	9,769	—	—	—	—	—	—	9,769	17,516	27,285
Total contributions and distributions	638,375	492,783	—	(2,038,199)	—	—	(825,183)	—	(83,863)	—	(1,816,087)	10,841,673	9,025,586

Changes in ownership interests
Change of shareholding interest in subsidiary (Note 8.2)	—	—	—	5,446	—	—	—	—	—	—	5,446	(20,071)	(14,625)
Total changes in ownership interests	—	—	—	5,446	—	—	—	—	—	—	5,446	(20,071)	(14,625)

Total transactions with owners of the Company	638,375	492,783	—	(2,032,753)	—	—	(825,183)	—	(83,863)	—	(1,810,641)	10,821,602	9,010,961

At June 30, 2021	6,365,853	(91,158)	737	(2,972,837)	(554,874)	42,593	5,509,244	171,021	264,181	1,581,163	10,315,923	11,786,988	22,102,911

The accompanying notes are an integral part of these interim financial statements.

11

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2020	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216
(Loss) profit for the period	—	—	—	—	—	—	—	—	—	(72,135)	(72,135)	11,992	(60,143)
Other comprehensive income: (note 15)
Loss on cash flow hedges	—	—	—	—	(412,720)	—	—	—	—	—	(412,720)	—	(412,720)
Foreign currency translation differences	—	—	—	—	690,202	—	—	—	—	—	690,202	65,713	755,915
Change in fair value of financial assets	—	—	—	—	38	—	—	—	—	—	38	—	38
Total comprehensive income for the period	—	—	—	—	277,520	—	—	—	—	(72,135)	205,385	77,705	283,090
Transactions with owners of the Company
Contributions and distributions:
Capital increase in subsidiary	—	—	—	—	—	—	—	—	—	—	—	6,666	6,666
Share options exercised	—	1,081	—	(21,362)	—	—	—	—	—	—	(20,281)	—	(20,281)
Dividends - non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1,158)	(1,158)
Treasury shares acquired	—	(318,828)	—	—	—	—	—	—	—	—	(318,828)	—	(318,828)
Share-based payment transactions	—	—	—	8,865	—	—	—	—	—	—	8,865	62	8,927
Total contributions and distributions	—	(317,747)	—	(12,497)	—	—	—	—	—	—	(330,244)	5,570	(324,674)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total changes in ownership interests	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total transactions with owners of the Company	—	(317,747)	—	32,072	—	—	—	—	—	—	(285,675)	36,001	(249,674)
At June 30, 2020	5,045,214	(430,532)	737	(926,666)	(71,981)	121,270	6,288,472	171,021	348,044	(72,135)	10,473,444	621,188	11,094,632

The accompanying notes are an integral part of these interim financial statements.

12

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash flows from operating activities
Profit (loss) before taxes		1,531,721	(237,414)	2,125,341	(38,735)
Adjustments for:
Depreciation and amortization		6,021	5,645	927,528	292,669
Interest in earnings of associates	8.1	(1,795,605)	(265,833)	(16,820)	(3,736)
Interest in earnings of joint venture	9	74,499	37,935	(679,598)	29,808
Gains on disposals assets		53	—	10,469	4,064
Share-based payment		4,451	5,399	20,467	9,060
Legal proceedings provision		22,442	30,292	69,748	30,511
Interest and exchange, net		28,405	326,843	590,357	802,867
Sectorial financial assets and liabilities, net	5.9	—	—	455,870	101,812
Provisions for employee benefits		4,063	2,145	109,871	48,333
Allowance for expected credit losses		—	—	(1,005)	65,819
Recovering tax credits		—	—	(609,964)	—
Other		1	66,050	362,983	62,661
		(123,949)	(28,938)	3,365,247	1,405,133
Changes in:
Trade receivables		—	—	(272,449)	255,919
Inventories		—	—	(141,681)	(8,279)
Other current tax, net		(15,972)	(11,670)	26,543	(46,003)
Income tax		15,281	(28,404)	(356,033)	(490,070)
Related parties, net		(50,962)	(203,415)	(115,521)	(22,842)
Trade payables		(2,572)	(5,148)	612,163	(48,247)
Employee benefits		(17,153)	(12,468)	(133,225)	(76,066)
Provision for legal proceedings		(1,360)	(12,809)	(46,649)	(16,584)
Other financial liabilities		—	—	102,871	(35,584)
Judicial deposits		(1,551)	(925)	(11,808)	25,922
Cash paid on disposal of credit rights		—	(1,278)	—	(1,278)
Post-employment benefits		—	—	(14,874)	(17,885)
Other assets and liabilities, net		(28,236)	1,328	(255,680)	(104,099)
		(102,525)	(274,789)	(606,343)	(585,096)
Net cash from operating activities		(226,474)	(303,727)	2,758,904	820,037

13

Statement of cash flows
(In thousands of Brazilian Reais - R$)

Cash flows from investing activities
Capital contribution in associates	8.1	(1,700)	(11,142)	(336)	(1,142)
Acquisition of subsidiary, net of cash acquired		—	—	—	(90,247)
Sale (purchase) of marketable securities		9,255	(6,173)	1,689,816	(862,388)
Restricted cash		(30,192)	—	25,629	—
Dividends received from associates		201,816	221,057	6,796	3,274
Dividends received from joint venture		93,833	—	162,500	—
Other financial assets		—	—	13	9
Acquisition of property, plant and equipment, intangible assets and contract assets		(141)	(7,696)	(1,792,532)	(507,113)
Proceeds from legal merger	1.1	353,601	—	8,125,855	—
Acquisition of associates shares		—	—	—	(22,586)
Cash received on sale of fixed assets, and intangible assets		—	—	3,090	—
Net cash generated by (used in) investing activities		626,472	196,046	8,220,831	(1,480,193)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	—	—	2,162,780	2,184,599
Repayment of principal on loans, borrowings and debentures	5.6	(5,427)	(1,700,000)	(7,470,395)	(2,114,036)
Payment of interest on loans, borrowings and debentures	5.6	(134,766)	(35,203)	(748,357)	(283,454)
Payment of derivative financial instruments		(25,383)	(35,636)	(506,481)	(36,076)
Receipt of derivative financial instruments		128,219	99,892	604,770	197,064
Payment of derivative financial instruments, except debt		(226,516)	—	(226,516)	—
Receipt of derivative financial instruments, except debt		197,679	—	197,679	—
Repayment of principal on leases	5.8	(1,383)	(167)	(284,887)	(4,695)
Payment of interest on leases	5.8	(1,417)	(208)	(61,803)	(1,766)
Equity contribution from shareholders interest		—	—	—	75,000
Equity contribution from non-controlling interest	8.2	—	—	2,084	6,666
Related parties		(247,070)	(63,453)	—	—
Payments to redeem entity's shares		(4,778)	(318,828)	(34,529)	(318,828)
Acquisition of non-controlling interests		(6,675)	—	—	—
Dividends paid		(480,994)	(574,139)	(486,334)	(575,861)
Dividends paid for preference shares		—	—	(239,615)	(174,227)
Transactions with non-controlling interests		—	—	69,155	65,478
Payment of share-based compensation		963	—	963	—
Share options exercised		—	(20,281)	—	(20,431)
Net cash used in financing activities		(807,548)	(2,648,023)	(7,021,486)	(1,000,567)
(Decrease) increase in cash and cash equivalents		(407,550)	(2,755,704)	3,958,249	(1,660,723)
Cash and cash equivalents at beginning of the period		1,149,267	3,490,707	4,614,053	6,076,644
Effect of foreign exchange rate changes		—	581	(4,852)	313,981
Cash and cash equivalents at end of the period		741,717	735,584	8,567,450	4,729,902
Additional information
Income tax paid		—	3,767	191,397	446,250

The accompanying notes are an integral part of these interim financial statements.

14

Statement of cash flows
(In thousands of Brazilian Reais - R$)

Non-cash transaction

  Recognition of interest on shareholder’s equity decided by Raízen S.A in the amount of R$ 48,470.

  Acquisition of assets for construction of the natural gas distribution pipeline and assets for logistics operations with payment in installments in the amount of R$66,838 on June 30, 2021

  In the six-month period ended June 30, 2021, the subsidiary Comgás made the payment of the 2020 annual income tax adjustment using tax credits, avoiding cash outflows. Of the total amount presented as payment in the supplementary information, R$47,739 refers to monthly advances based on gross revenue.

  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. (“Payly”) in the amount of R$ 3,750, through the capitalization of expenses that would be reimbursed to Cosan S.A.

  Recognition of right-of-use for R$15,071 related to new lease agreements.

Disclosure of interest and dividends

The Company classifies dividends and interest on equity received as cash flow from investing activities.

Interest received or paid is classified as cash flow in financing activities.

15

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues
Sales of products and services net of returns	—	—	13,542,849	7,887,736
Other operating revenues (expenses), net	(2,780)	(66,111)	284,574	(9,798)
Allowance for doubtful accounts	—	—	733	(65,819)
	(2,780)	(66,111)	13,828,156	7,812,119
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	7,868,690	4,133,359
Materials, energy, third party services, others	54,462	62,005	259,309	279,736
	54,462	62,005	8,127,999	4,413,095
Gross value added	(57,242)	(128,116)	5,700,157	3,399,024
Retention
Depreciation and amortization	6,021	5,645	927,528	292,669
	6,021	5,645	927,528	292,669
Net value added	(63,263)	(133,761)	4,772,629	3,106,355
Value added transferred in
Interest in earnings of subsidiaries	1,795,605	265,833	16,820	3,736
Interest in earnings of joint ventures	(74,499)	(37,935)	679,598	(29,808)
Finance income	39,788	90,262	428,485	207,093
	1,760,894	318,160	1,124,903	181,021
Value added to be distributed	1,697,631	184,399	5,897,532	3,287,376
Distribution of value added
Payroll and social charges	34,343	27,200	424,014	277,926
Direct remuneration	29,443	23,594	373,242	254,509
Benefits	3,394	3,047	44,775	21,816
FGTS and others	1,506	559	5,997	1,601
Taxes and contributions	(39,391)	(160,906)	2,544,998	2,116,097
Federal	(42,590)	(162,397)	1,064,867	57,634
State	—	—	1,438,331	2,024,606
Municipal	3,199	1,491	41,800	33,857
Finance expense and rents	121,516	390,240	1,025,140	953,496
Interest and exchange variation	99,091	306,431	830,221	875,552
Rents	—	2,819	13,258	77,944
Others	22,425	80,990	181,661	—
Non-controlling interests	—	—	322,217	11,992
Profit for the period	1,581,163	(72,135)	1,581,163	(72,135)
	1,697,631	184,399	5,897,532	3,287,376
The accompanying notes are an integral part of these interim financial statements.

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-traded Company on the B3 S.A. - Brasil, Bolsa, Balcão, or “B3,” on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.”  The Company’s American Depositary Shares, or “ADSs,” are listed on the New York Stock Exchange, or “NYSE,” and trade under the symbol “CSAN.” Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Corporate reorganization

On July 2, 2020, the boards of directors of Cosan S.A., Cosan Limited and Cosan Logística S.A. ("Cosan Logística"), or collectively the "Companies", authorized studies on a proposed corporate reorganization to simplify the structure of the economic group.

As part of an effort to streamline its operations, Cosan S.A. carried out at corporate reorganization to enhance its corporate structure by making Cosan S.A. the sole holding company of the Cosan Group (“Grupo Cosan” refers to the economic entity previously represented by Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries before the merger, which, after the merger, is represented by Cosan S.A. and its subsidiaries, as the context requires). The corporate reorganization simplified our corporate structure, unifying and consolidating the outstanding shares in the financial market (“free floats”) of the Companies, in order to increase share liquidity, and unlock value that exists within the Cosan Group and facilitate future fundraising.

As part of the corporate reorganization, each of Cosan Limited and Cosan Logística were merged into Cosan S.A. Following the completion of the merger, the outstanding shares of Cosan S.A. were directly owned by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística. As a result, Cosan S.A. issued ADSs listed on the NYSE to the shareholders of Cosan Limited. As for Cosan Logística, the shareholders of Cosan Logística became owners of Cosan S.A. common shares.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Figure 1: Simplified operational structure after the merger.

The Merger Protocols, subject to the terms and conditions described therein, and after the consummation of all transactions contemplated by them, Cosan Limited and Cosan Logística were merged, ceased to exist and their rights and obligations were transferred to Cosan S.A. as a Company successor.

The administrators of Cosan S.A., Cosan Limited and Cosan Logística evaluated the exchange ratio negotiated and recommended by the committees and stated as follows:

  The exchange ratio was 0.772788 Cosan Limited shares for each Cosan S.A. shares or Cosan S.A. ADS. Thus, 308,554,969 Cosan S.A. shares were issued for Cosan Limited shareholders; and
  The exchange ratio was 3.943112 Cosan Logística shares for each Cosan S.A. share. Thus, 31,025,350 Cosan S.A. shares were issued for shareholders of Cosan Logística.

On January 22, 2021, the shareholders of the Companies approved the intra-group restructuring, which consisted of the merger of companies under common control, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A.

On February 5, 2021, the board of directors approved cancel 10,000,000 shares issued by the Company that were held in treasury.

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The results of the companies that were consolidated from March 1, 2021, generated a positive result of R$372,203 in the Company's net income for the period ended on June 30, 2021.

1.1.1 Basis of preparation of reviewed financial information

The financial position as of March 1, 2021 is based on the individual and consolidated historical balances of Cosan S.A., Cosan Limited and Cosan Logística, as shown below:

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Parent company

Open Balance (March 1st, 2021)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística - Parent Company	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	1,099,643	353,595	6	353,601	—	—	1,453,244
Marketable securities	927,011	—	—	—	—	—	927,011
Derivative financial instruments	71,133	—	—	—	—	—	71,133
Receivables from related parties	279,718	54	194	248	(12,481)	—	267,485
Income tax receivable	143,359	3	2,841	2,844	—	—	146,203
Other current tax receivable	35,515	—	4	4	—	—	35,519
Dividends receivable	160,694	148,271	—	148,271	(148,271)	—	160,694
Other financial assets	734,903	—	—	—	—	(734,903)	—
Other current assets	101,221	1,744	—	1,744	—	—	102,965
Total current assets	3,553,197	503,667	3,045	506,712	(160,752)	(734,903)	3,164,254

Deferred tax assets	75,959	—	—	—	—	80,483	156,442
Receivables from related parties	576,929	—	—	—	—	—	576,929
Other non-current tax receivable	37,623	—	—	—	—	—	37,623
Judicial deposits	384,455	—	1,017	1,017	—	—	385,472
Derivative financial instruments	2,758,732	183,426	—	183,426	—	—	2,942,158
Other non-current assets	169,370	—	—	—	—	—	169,370
Investments in associates	13,025,364	8,769,145	4,259,390	13,028,535	(8,761,919)	329,118	17,621,098
Property, plant and equipment	60,457	2,724	—	2,724	—	—	63,181
Intangible assets and goodwill	2,067	—	—	—	—	—	2,067
Right-of-use assets	24,212	8,430	—	8,430	—	—	32,642
Total non-current assets	17,115,168	8,963,725	4,260,407	13,224,132	(8,761,919)	409,601	21,986,982

Total assets	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística - Parent Company	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	—	98,397	38,981	137,378	—	—	137,378
Leases	2,785	824	—	824	—	—	3,609
Derivative financial instruments	1,253	—	—	—	—	—	1,253
Trade payables	1,769	207	40	247	—	—	2,016
Employee benefits payables	24,246	—	—	—	—	—	24,246
Income tax payables	614	3	5	8	—	—	622
Other taxes payable	115,593	9	1,251	1,260	—	(11,544)	105,309
Dividends payable	216,929	—	241	241	(148,271)	—	68,899
Payables to related parties	318,535	4,844	407	5,251	(12,483)	—	311,303
Other current liabilities	107,502	7,902	992	8,894	—	—	116,396
Total current liabilities	789,226	112,186	41,917	154,103	(160,754)	(11,544)	771,031

Loans, borrowings and debentures	—	4,124,973	1,719,992	5,844,965	—	—	5,844,965
Leases	24,930	8,887	—	8,887	—	—	33,817
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	140,978	—	—	—	—	—	140,978
Provision for legal proceedings	309,484	—	—	—	—	—	309,484
Provision for uncovered liability of associates	432,350	—	—	—	—	—	432,350
Payables to related parties	7,499,128	47,771	—	47,771	—	—	7,546,899
Post-employment benefits	155	—	—	—	—	—	155
Other non-current liabilities	288,658	—	—	—	—	—	288,658
Total non-current liabilities	9,195,822	4,181,631	1,719,992	5,901,623	—	—	15,097,445
Total liabilities	9,985,048	4,293,817	1,761,909	6,055,726	(160,754)	(11,544)	15,868,476

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Total shareholders' equity	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760

Total shareholders' equity and liabilities	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

21

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Consolidated

Open Balance (March 1st, 2021)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited (i)	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	4,367,675	356,410	7,769,445	8,125,855	—	—	12,493,530
Marketable securities	1,686,029	327	3,025,185	3,025,512	—	—	4,711,541
Trade receivables	1,639,123	305	617,546	617,851	—	—	2,256,974
Derivative financial instruments	182,922	—	82,191	82,191	—	—	265,113
Inventories	659,485	8	255,042	255,050	—	—	914,535
Receivables from related parties	205,383	36	36,451	36,487	(12,481)	—	229,389
Income tax receivable	169,644	7	98,343	98,350	—	—	267,994
Other current tax receivable	372,525	172	345,539	345,711	—	—	718,236
Dividends receivable	77,561	148,271	6,322	154,593	(148,271)	—	83,883
Sectorial financial assets	216,488	—	—	—	—	—	216,488
Other financial assets	804,256	—	—	—	—	(734,903)	69,353
Other current assets	294,606	1,955	264,994	266,949	—	—	561,555
Total current assets	10,675,697	507,491	12,501,058	13,008,549	(160,752)	(734,903)	22,788,591

Trade receivables	19,476	—	6,303	6,303	—	—	25,779
Restricted cash	—	—	29,835	29,835	—	—	29,835
Deferred tax assets	631,987	33	1,350,121	1,350,154	—	—	1,982,141
Receivables from related parties	207,905	—	94,473	94,473	(47,770)	—	254,608
Income taxes receivable	309	—	40,707	40,707	—	—	41,016
Other non-current tax receivable	168,666	—	782,580	782,580	—	—	951,246
Judicial deposits	551,833	—	328,984	328,984	—	—	880,817
Derivative financial instruments	3,311,933	183,426	2,346,374	2,529,800	—	—	5,841,733
Contract asset	655,680	—	—	—	—	—	655,680
Other non-current assets	235,161	2	57,726	57,728	—	—	292,889
Investments in associates	331,005	8,758,462	49,953	8,808,415	(9,087,580)	329,118	380,958
Investments in joint ventures	7,613,457	—	—	—	—	—	7,613,457
Property, plant and equipment	424,651	4,335	14,032,909	14,037,244	—	—	14,461,895
Intangible assets and goodwill	10,184,202	15,159	7,226,616	7,241,775	—	—	17,425,977
Right-of-use assets	83,664	8,853	7,809,397	7,818,250	—	—	7,901,914
Total non-current assets	24,419,929	8,970,270	34,155,978	43,126,248	(9,135,350)	329,118	58,739,945

Total assets	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)       Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

22

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited (i)	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	842,781	98,420	2,318,462	2,416,882	—	—	3,259,663
Leases	11,867	1,068	510,047	511,115	—	—	522,982
Derivative financial instruments	146,261	—	—	—	—	—	146,261
Trade payables	1,813,517	1,335	566,273	567,608	—	—	2,381,125
Employee benefits payables	214,941	1,782	154,262	156,044	—	—	370,985
Income tax payables	331,264	580	245,826	246,406	—	—	577,670
Other taxes payable	375,996	10	33,092	33,102	—	(11,544)	397,554
Dividends payable	285,209	—	10,267	10,267	(148,271)	—	147,205
Concessions payable	—	—	159,330	159,330	—	—	159,330
Payables to related parties	304,021	5,786	188,971	194,757	(12,483)	—	486,295
Sectorial financial liabilities	93,244	—	—	—	—	—	93,244
Other financial liabilities	120,247	—	361,494	361,494	—	—	481,741
Other current liabilities	229,603	9,289	298,692	307,981	—	—	537,584
Total current liabilities	4,768,951	118,270	4,846,716	4,964,986	(160,754)	(11,544)	9,561,639

Loans, borrowings and debentures	14,091,982	4,125,001	20,275,636	24,400,637	—	—	38,492,619
Leases	67,882	9,097	2,430,749	2,439,846	—	—	2,507,728
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	146,539	—	2,112	2,112	—	—	148,651
Provision for legal proceedings	890,189	—	497,574	497,574	—	—	1,387,763
Concessions payable	—	—	2,849,861	2,849,861	—	—	2,849,861
Payables to related parties	—	47,771	—	47,771	(47,771)	—	—
Post-employment benefits	733,047	—	57	57	—	—	733,104
Deferred tax liabilities	1,326,171	—	1,988,261	1,988,261	—	(80,483)	3,233,949
Sectorial financial liabilities	499,016	—	—	—	—	—	499,016
Deferred revenue	—	—	42,100	42,100	—	—	42,100
Other non-current liabilities	694,781	—	64,680	64,680	—	—	759,461
Total non-current liabilities	18,949,746	4,181,869	28,151,030	32,332,899	(47,771)	(80,483)	51,154,391
Total liabilities	23,718,697	4,300,139	32,997,746	37,297,885	(208,525)	(92,027)	60,716,030

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Non-controlling interests	693,612	4,047	11,157,747	11,161,794	(325,660)	—	11,529,746
Total shareholders' equity	11,376,929	5,177,622	13,659,290	18,836,912	(9,087,577)	(313,758)	20,812,506

Total shareholders' equity and liabilities	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)       Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

23

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.1.2 Adjustments and assumptions used

The financial information was prepared and presented based on the individual and consolidated balances and the adjustments were determined following Management's assumptions and best estimates that include the following adjustments:

(a) Elimination

The consummate operation was an intra-group reorganization, in which: (1) it involved only entities that are under common control; and (2) all the entities involved were already presented at Cosan Limited on a consolidated basis. As a result, the investment balances that Cosan Limited held in Cosan logistics and Cosan S.A. were eliminated, as well as the effects of transactions between related parties.

(b) Adjustment of other financial assets

Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders' equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the financial position as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares.

With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized for R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in equity.

24

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.2 Recent developments

1.2.1 Initial public offering registration, or “IPO,” of Raízen S.A.

  On June 3, 2021, Raízen S.A., or “Raízen,” (formerly known as Raízen Combustíveis S.A.) filed the IPO registration statement on the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM.”

  On August 3, 2021, the Raízen’s board of directors approved the price of R$7.40 per share to be sold through the IPO, as determined following the conclusion of the bookbuilding process. Within the IPO (i) 810,811,000 preferred shares were subscribed in a total amount of R$6,000,001, as part of the base offering; and (ii) 121,621,650 preferred shares were “over-allocated” in a total amount of R$900,000 for purposes of the stabilization activities. On August 5, 2020, Raízen completed its IPO.

1.2.2 Corporate reorganization in the Raízen S.A.

 On June 1, 2021, Raízen Combustíveis S.A. (“Raízen Combustíveis”) and Raízen Energia S.A. (“Raízen Energia”) contributed all common shares, as well as class A and D preferred shares, all shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares that remained held one by each shareholder - Cosan Investimentos e Participações S.A. (“Cosan Investimentos”) and Shell Brasil Holding BV (“Shell”), by their respective book equity value and without any impact on the accounting and income items. On this date Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of shares representing 100% of the capital stock of Raízen Energia (subject to the exception mentioned above) (“Raízen Reorganization”).

 As a result of the corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate situation.

 With effect from June 2, 2021, the name of the Raízen Combustíveis S.A. was changed to Raízen S.A.

25

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.2.3 Renewal of license to use Shell trademark

 On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the "Shell" brand with Shell Brands International AG. With this renewal, Raízen S.A. keeps the right to use the "Shell" brand, in the fuel distribution sector and related activities in Brazil, for a minimum period of 13 years, which can be renewed in certain cases, upon compliance with certain conditions established in the contract.

1.2.4 Acquisition of Biosev S.A. by Raízen

On August 10, 2021, the acquisition of all shares issued by Biosev S.A., or “Biosev,” by Raízen was completed, with the payment of the amount provided for in the acquisition agreement executed on February 8, 2021, which provides that price adjustments will be set within 90 days of closing. This payment was used, in turn, to pay part of Biosev's financial debts, with the remaining balance of such debts of Biosev being paid with funds from a new financing contracted by Hédera Investimentos e Participações S.A., or “Hédera.” Also as part of the aforementioned transaction, Hédera exercised the subscription bonus issued at the Company's general meeting held on June 1, 2021, becoming holder of 330,602,900 preferred shares issued by Raízen, representing approximately 3.22% of its capital.

Biosev's main activities are the production, processing and sale of rural and agricultural products, mainly sugarcane and its derivatives, generation and sale of energy and derivatives from energy cogeneration.

This business combination is in line with Raízen's strategy of leading the transformation of the energy matrix with its own technology, by expanding the crushing capacity and increasing the share of renewable products in our portfolio.

1.2.5 ARSESP Resolutions

On January 13, 2021, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” published Resolution No. 1,111, which updated the tariff tables to be applied and the tariff for the use of the distribution system to be applied in the free market by the piped gas distribution concessionaire, revoking Resolution No.1,065 of November 26, 2020.

26

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On February 25, 2021, ARSESP published Resolution No. 1,136, which updated the weighted average cost of gas and transportation, on the pass-through of the variations in the price of gas and transportation fixed in the tariffs of non-residential and non-commercial users and on the tariff schedules applied by the concessionaire as of February 28, 2021.

On May 26, 2021, ARSESP published the Resolution No. 1,162, which provided for the readjustment of the distribution margin values for all segments, updating of the weighted average cost of gas and transportation, on the pass-through of the gas price variations and transportation fixed in the tariffs for all segments and on the Natural Gas Pipelines Tariff (Tarifa de Uso do Sistema de Distribuição) , or “TUSD,” and Specific Natural Gas Pipelines Tariff (Tarifa de Uso do Sistema de Distribuição Específica) , or “TUSD-E,” . The effects of this ordinance are prospective, as of May 31, 2021.

1.2.6 Investment agreement in the subsidiary Compass Gás e Energia S.A.

 On May 31, 2021, the subsidiary Compass Gas e Energia S.A. entered into an investment agreement with Atmos Ilíquidos 1 Equity Investment Fund, Atmos Master Equity Investment Fund, Manzat Inversiones Auu SA and Ricardo Ernesto Correa da Silva (together “Investors”), through which the Investors will jointly subscribe 30,853,032 preferred shares issued by Compass Gás e Energia SA (“Compass”), representing 4.68% of the capital stock, which will be paid up through the contribution of R$810,000, in the Compass.

On August 12, 2021, Compass Gás e Energia began to be traded on B3. The listing was carried out to fulfill a condition precedent to the entry of Investors.

 1.2.7 Rumo Malha Central S.A.: Start of railroad operations

In February 2021, Rumo Malha Central S.A., or Rumo Malha Central,” started its logistic rail service.  The operations began with rail connecting between operations of Rumo Malha Paulista S.A., or “Rumo Malha Paulista” and Rumo Malha Norte S.A. or “Rumo Malha Norte.”

27

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1.3 Covid-19

During the quarter ended June 30, 2021, the Company, its subsidiaries and jointly controlled companies continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

On June 30, 2021, the Company had positive consolidated working capital of R$9,307,048 (R$5,021,286 on December 31, 2020), cash and cash equivalents and marketable securities of R$12,223,382 (R$6,885,623 on December 31, 2020), and profit for the six-month period ended June 30, 2021 of R$1,903,380 (loss for the six-month period ended June 30, 2020 of R$60,143).

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. Until June 30, 2021, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Considering the level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital should not undergo material changes.

28

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company assessed the circumstances that could indicate impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Our tax recovery projections are based on the same scenarios and assumptions used in the impairment assessment.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on June 30, 2021, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

Our inventories are composed, substantially, of lubricants, base oil and materials for the construction of gas pipelines, which are products that are not valid or have a long duration and, therefore, we do not observe indicators of obsolescence or non-performance.

29

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

2  Statement of compliance

These individual and consolidated interim financial statements have been prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR.

The presentation of the Statements of Value Added (DVA), individual and consolidated, is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 - Statement of Added Value. IFRS standards do not require the presentation of this statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

Except for information from the merged companies, these interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020 and should be read together.

The information in the explanatory notes that have not undergone any significant changes compared to December 31, 2020 has not been fully presented in this quarterly information.

The relevant information proper to the interim financial statements, and only them, are being disclosed and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by Management on August 13, 2021.

30

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

3  Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020, except for the statements described in the respective notes from the companies incorporated in the corporate reorganization, as per note 1.1. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
4  Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest Taxes, Depreciation and Amortization (“EBITDA”).

Reported segments:

  Raízen: fuel distribution and marketing, primarily through a franchised network of service stations under the Shell brand throughout Brazil, petroleum refining, fuel retailer operation, convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; in addition to the production and marketing of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, activities related to energy cogeneration from sugarcane bagasse, and sale of electricity, comprising the purchase and sale of electricity to other traders. In addition, this segment has interests in companies involved in research and development of new technologies;

  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law, other investments in the development process and corporate activities, including TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II - Empresa de Geração de Energia S.A..

31

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment; and

Reconciliation:

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen S.A. is a joint venture recorded under the equity method and is not proportionally consolidated, senior management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly controlled company”.

With the corporate reorganization of Raízen S.A., as per note 1.2.2, the Company reassessed its operating segments and began to disclose Raízen as a single segment. With this, the corresponding information from previous periods was restated.

32

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	April 1, 2021 to June 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics (ii)	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of profit or loss:
Gross sales	40,652,848	3,659,398	1,848,396	2,339,416	995	(40,652,848)	(14,590)	7,833,615
Domestic market (i)	38,721,954	3,659,398	1,680,540	2,188,164	995	(38,721,954)	(14,590)	7,514,507
External market (i)	1,930,894	—	167,856	151,252	—	(1,930,894)	—	319,108
Net sales	37,528,062	2,880,577	1,475,328	2,215,892	902	(37,528,062)	(14,590)	6,558,109
Cost of sales	(34,820,316)	(2,439,526)	(1,141,365)	(1,372,948)	(1,038)	34,820,316	14,590	(4,940,287)
Gross profit	2,707,746	441,051	333,963	842,944	(136)	(2,707,746)	—	1,617,822
Selling expenses	(875,472)	(32,205)	(137,013)	(9,499)	(2,033)	875,472	—	(180,750)
General and administrative expenses	(364,878)	(233,308)	(69,568)	(113,542)	(68,218)	364,878	—	(484,636)
Other income (expenses), net	192,626	237,374	(4,045)	17,944	27,127	(192,626)	—	278,400
Interest in earnings of associates	(12,706)	—	—	2,596	484,555	12,706	(469,136)	18,015
Interest in earnings of joint venture	—	—	—	—	424,796	—	—	424,796
Finance results, net	(277,568)	8,781	26,247	(350,984)	101,212	277,568	—	(214,744)
Finance expense	(528,186)	(257,034)	(28,539)	(554,108)	(220,687)	528,186	—	(1,060,368)
Finance income	133,700	173,535	32,680	53,854	(22,736)	(133,700)	—	237,333
Foreign exchange, net	1,463,912	111,007	35,467	766,991	1,317,722	(1,463,912)	—	2,231,187
Derivatives	(1,346,994)	(18,727)	(13,361)	(617,721)	(973,087)	1,346,994	—	(1,622,896)
Income tax (expense)benefit	(599,456)	(100,498)	(61,560)	(75,069)	(26,658)	599,456	—	(263,785)
Profit for the period	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118
Profit (loss) attributable to:
Owners of the Company	848,192	313,484	60,846	94,807	942,355	(848,192)	(469,136)	942,356
Non-controlling interests	(77,900)	7,711	27,178	219,583	(1,710)	77,900	—	252,762
	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118
Other select data
Depreciation and amortization	1,276,194	131,307	25,203	455,445	4,263	(1,276,194)	—	616,218
EBITDA	2,923,510	544,219	148,540	1,195,888	870,354	(2,923,510)	(469,136)	2,289,865
Additions to PP&E, intangible and contracts assets	770,818	274,128	7,500	1,041,272	1,832	(770,818)	—	1,324,732

Reconciliation of EBITDA
Profit for the period	770,292	321,195	88,024	314,390	940,645	(770,292)	(469,136)	1,195,118
Income tax and (expense) benefit	599,456	100,498	61,560	75,069	26,658	(599,456)	—	263,785
Finance results, net	277,568	(8,781)	(26,247)	350,984	(101,212)	(277,568)	—	214,744
Depreciation and amortization	1,276,194	131,307	25,203	455,445	4,263	(1,276,194)	—	616,218
EBITDA	2,923,510	544,219	148,540	1,195,888	870,354	(2,923,510)	(469,136)	2,289,865

(i)          Domestic markets: sales within the countries where each entity is located; external markets: sales export.

(ii)         The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.1.

33

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2021 to June 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics (ii)	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of profit or loss:
Gross sales	77,573,286	6,866,769	3,631,926	3,167,877	1,372	(77,573,286)	(18,673)	13,649,271
Domestic market (i)	70,782,982	6,866,769	3,308,537	3,016,625	1,372	(70,782,982)	(18,673)	13,174,630
External market (i)	6,790,304	—	323,389	151,252	—	(6,790,304)	—	474,641
Net sales	71,349,848	5,397,198	2,892,885	3,001,244	1,253	(71,349,848)	(18,673)	11,273,907
Cost of sales	(66,349,096)	(4,257,307)	(2,225,168)	(1,844,937)	(1,414)	66,349,096	18,673	(8,310,153)
Gross profit	5,000,752	1,139,891	667,717	1,156,307	(161)	(5,000,752)	—	2,963,754
Selling expenses	(1,729,584)	(58,378)	(265,752)	(12,551)	(2,725)	1,729,584	—	(339,406)
General and administrative expenses	(723,748)	(458,894)	(125,604)	(144,954)	(118,792)	723,748	—	(848,244)
Other income (expenses), net	399,374	231,207	8,883	7,162	2,220	(399,374)	—	249,472
Interest in earnings of associates	(10,718)	—	—	2,726	1,009,183	10,718	(995,089)	16,820
Interest in earnings of joint venture	—	—	—	—	679,598	—	—	679,598
Finance results, net	(818,846)	(51,024)	(25,176)	(526,662)	6,209	818,846	—	(596,653)
Finance expense	(531,788)	(402,142)	(36,151)	(554,552)	(239,340)	531,788	—	(1,232,185)
Finance income	271,602	323,457	35,516	73,327	(3,815)	(271,602)	—	428,485
Foreign exchange, net	335,064	27,661	(23,122)	602,132	633,058	(335,064)	—	1,239,729
Derivatives	(893,724)	—	(1,419)	(647,569)	(383,694)	893,724	—	(1,032,682)
Income tax (expense)benefit	(824,636)	(10,468)	(105,117)	(109,825)	3,449	824,636	—	(221,961)
Profit for the period	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380

Profit (loss) attributable to:
Owners of the Company	1,361,252	775,883	107,334	111,873	1,581,162	(1,361,252)	(995,089)	1,581,163
Non-controlling interests	(68,658)	16,451	47,617	260,330	(2,181)	68,658	—	322,217
	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380
Other select data
Depreciation and amortization	2,606,304	268,347	51,252	600,693	7,237	(2,606,304)	3	927,532
EBITDA	5,542,380	1,122,173	336,496	1,609,383	1,576,560	(5,542,380)	(995,086)	3,649,526
Additions to PP&E, intangible and contract assets	2,230,038	505,372	14,079	1,270,508	2,573	(2,230,038)	—	1,792,532

Reconciliation of EBITDA
Profit (loss) for the period	1,292,594	792,334	154,951	372,203	1,578,981	(1,292,594)	(995,089)	1,903,380
Income tax and (expense) benefit	824,636	10,468	105,117	109,825	(3,449)	(824,636)	—	221,961
Finance results, net	818,846	51,024	25,176	526,662	(6,209)	(818,846)	—	596,653
Depreciation and amortization	2,606,304	268,347	51,252	600,693	7,237	(2,606,304)	3	927,532
EBITDA	5,542,380	1,122,173	336,496	1,609,383	1,576,560	(5,542,380)	(995,086)	3,649,526

(i)         Domestic markets: sales within the countries where each entity is located; external markets: sales export.

(ii)        The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.1.

34

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	April 1, 2020 to June 30, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of profit or loss:
Gross sales	20,719,597	2,552,575	1,017,223	2	(20,719,597)	—	3,569,800
Domestic market (i)	19,450,134	2,552,575	986,387	2	(19,450,134)	—	3,538,964
External market (i)	1,269,463	—	30,836	—	(1,269,463)	—	30,836
Net sales	18,907,530	1,559,752	796,866	1	(18,907,530)	—	2,356,619
Cost of sales	(18,293,155)	(1,033,876)	(617,878)	(136)	18,293,155	—	(1,651,890)
Gross profit	614,375	525,876	178,988	(135)	(614,375)	—	704,729
Selling expenses	(659,708)	(202,166)	(104,256)	(276)	659,708	—	(306,698)
General and administrative expenses	(308,986)	(107,140)	(57,172)	(42,373)	308,986	—	(206,685)
Other income (expenses), net	48,380	29,677	688	(21,528)	(48,380)	—	8,837
Interest in earnings of associates	(82,242)	3	—	121,319	82,242	(118,407)	2,915
Interest in earnings of joint venture	—	—	—	(221,151)	—	—	(221,151)
Finance results, net	(233,008)	(45,256)	(30,977)	(46,976)	233,008	—	(123,209)
Finance expense	(565,376)	(83,117)	(7,653)	(164,687)	565,376	—	(255,457)
Finance income	98,768	68,999	6,782	16,178	(98,768)	—	91,959
Foreign exchange, net	(738,626)	(48,507)	(41,827)	(303,447)	738,626	—	(393,781)
Derivatives	972,226	17,369	11,721	404,980	(972,226)	—	434,070
Income tax (expense)benefit	181,204	(70,122)	(905)	35,440	(181,204)	—	(35,587)
(Loss) profit for the period	(439,985)	130,872	(13,634)	(175,680)	439,985	(118,407)	(176,849)
Profit (loss) attributable to:
Owners of the Company	(442,325)	128,408	(10,001)	(174,385)	442,325	(118,407)	(174,385)
Non-controlling interests	2,340	2,464	(3,633)	(1,295)	(2,340)	—	(2,464)
	(439,985)	130,872	(13,634)	(175,680)	439,985	(118,407)	(176,849)
Other select data
Depreciation and amortization	865,170	119,518	26,221	3,410	(865,170)	—	149,149
EBITDA	476,989	365,768	44,469	(160,734)	(476,989)	(118,407)	131,096
Additions to PP&E, intangible and contracts assets	684,550	234,702	7,219	6,547	(684,549)	—	248,469

Reconciliation of EBITDA
(Loss) profit for the period	(439,985)	130,872	(13,634)	(175,680)	439,985	(118,407)	(176,849)
Income tax and (expense) benefit	(181,204)	70,122	905	(35,440)	181,204	—	35,587
Finance results, net	233,008	45,256	30,977	46,976	(233,008)	—	123,209
Depreciation and amortization	865,170	119,518	26,221	3,410	(865,170)	—	149,149
EBITDA	476,989	365,768	44,469	(160,734)	(476,989)	(118,407)	131,096

(i)            Domestic markets: sales within the countries where each entity is located; external markets: sales export.

35

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2020 to June 30, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of profit or loss:
Gross sales	52,905,080	5,651,450	2,331,065	2	(52,905,080)	—	7,982,517
Domestic market (i)	47,091,542	5,651,450	2,247,093	2	(47,091,542)	—	7,898,545
External market (i)	5,813,538	—	83,972	—	(5,813,538)	—	83,972
Net sales	48,474,095	4,035,097	1,828,033	1	(48,474,095)	—	5,863,131
Cost of sales	(45,997,510)	(2,714,337)	(1,422,616)	(1,314)	45,997,510	—	(4,138,267)
Gross profit	2,476,585	1,320,760	405,417	(1,313)	(2,476,585)	—	1,724,864
Selling expenses	(1,428,173)	(360,994)	(223,879)	(1,221)	1,428,173	—	(586,094)
General and administrative expenses	(617,754)	(192,808)	(103,842)	(81,260)	617,754	—	(377,910)
Other income (expenses), net	455,351	40,364	29,028	(96,509)	(455,351)	—	(27,117)
Interest in earnings of associates	(86,129)	8	—	519,617	86,129	(515,889)	3,736
Interest in earnings of joint venture	—	—	—	(29,808)	—	—	(29,808)
Finance results, net	(785,835)	(45,852)	(70,017)	(630,537)	785,835	—	(746,406)
Finance expense	(1,041,956)	(172,598)	(15,765)	(815,114)	1,041,956	—	(1,003,477)
Finance income	224,974	124,617	16,769	65,707	(224,974)	—	207,093
Foreign exchange, net	(4,256,900)	(199,787)	(115,840)	(1,616,178)	4,256,900	—	(1,931,805)
Derivatives	4,288,047	201,916	44,819	1,735,048	(4,288,047)	—	1,981,783
Income tax (expense)benefit	(36,222)	(253,018)	(14,516)	246,126	36,222	—	(21,408)
(Loss) profit for the period	(22,177)	508,460	22,191	(74,905)	22,177	(515,889)	(60,143)

Profit (loss) attributable to:
Owners of the Company	(60,658)	500,604	15,284	(72,134)	60,658	(515,889)	(72,135)
Non-controlling interests	38,481	7,856	6,907	(2,771)	(38,481)	—	11,992
	(22,177)	508,460	22,191	(74,905)	22,177	(515,889)	(60,143)
Other select data
Depreciation and amortization	2,283,493	236,280	49,690	6,699	(2,283,493)	—	292,669
EBITDA	3,083,373	1,043,610	156,414	316,206	(3,083,373)	(515,889)	1,000,341
Additions to PP&E, intangible and contract assets	1,915,153	485,460	10,359	11,294	(1,915,153)	—	507,113

Reconciliation of EBITDA
(Loss) profit for the period	(22,177)	508,460	22,191	(74,905)	22,177	(515,889)	(60,143)
Income tax and (expense) benefit	36,222	253,018	14,516	(246,126)	(36,222)	—	21,408
Finance results, net	785,835	45,852	70,017	630,537	(785,835)	—	746,406
Depreciation and amortization	2,283,493	236,280	49,690	6,699	(2,283,493)	—	292,669
EBITDA	3,083,373	1,043,610	156,414	316,206	(3,083,373)	(515,889)	1,000,340

(i)             Domestic markets: sales within the countries where each entity is located; external markets: sales export.

36

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	June 30, 2021
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of financial position:
Cash and cash equivalents	4,802,560	1,648,910	902,973	4,794,875	1,220,692	(4,802,560)	—	8,567,450
Marketable securities	378,762	910,842	257,572	1,592,882	894,636	(378,762)	—	3,655,932
Trade receivables	4,580,850	1,292,061	607,882	647,881	675	(4,580,850)	—	2,548,499
Derivative financial instruments	9,104,704	655,882	17,924	1,834,460	2,565,945	(9,104,704)	—	5,074,211
Inventories	8,276,060	134,805	665,491	277,261	9	(8,276,060)	—	1,077,566
Sectorial financial assets	—	237,426	—	—	—	—	—	237,426
Other financial assets	157,224	—	443	—	—	(157,224)	—	443
Other current assets	6,724,390	296,850	351,756	642,755	1,915,940	(6,724,390)	(573,349)	2,633,952
Other non-current assets	5,631,162	1,411,850	292,337	2,947,395	1,853,227	(5,631,162)	(465,471)	6,039,338
Investments in associates	2,150	(1)	—	51,222	10,357,931	(2,150)	(10,013,469)	395,683
Investments in joint venture	1,272,698	—	—	—	7,304,100	(1,272,698)	—	7,304,100
Biological assets	1,969,532	—	—	—	—	(1,969,532)	—	—
Contract asset	2,861,472	561,283	28,120	—	—	(2,861,472)	—	589,403
Right-of-use assets	7,101,204	27,843	48,726	7,612,081	37,524	(7,101,204)	—	7,726,174
Property, plant and equipment	18,720,964	36,546	314,734	15,132,733	71,514	(18,720,964)	—	15,555,527
Intangible assets and goodwill	7,945,310	9,124,599	1,229,807	7,185,054	28,391	(7,945,310)	—	17,567,851
Loans, borrowings and debentures	(23,843,400)	(6,165,052)	(754,914)	(16,187,565)	(12,680,531)	23,843,400	—	(35,788,062)
Derivative financial instruments	(9,271,544)	(819,093)	(7,266)	(78,641)	(394,409)	9,271,544	—	(1,299,409)
Trade payables	(12,301,206)	(1,476,807)	(890,615)	(662,848)	(3,473)	12,301,206	—	(3,033,743)
Employee benefits payable	(787,056)	(63,187)	(72,820)	(179,860)	(22,022)	787,056	—	(337,889)
Sectorial financial liabilities	—	(1,244,124)	—	—	—	—	—	(1,244,124)
Other current liabilities	(4,732,530)	(801,641)	(307,785)	(1,226,088)	(298,444)	4,732,530	101,759	(2,532,199)
Preferred shareholders payable in subsidiaries	—	—	—	—	(221,869)	—	—	(221,869)
Leases	(6,202,672)	(17,774)	(50,281)	(2,830,798)	(41,794)	6,202,672	—	(2,940,647)
Other non-current liabilities	(7,482,752)	(1,810,816)	(548,238)	(5,787,888)	(2,262,820)	7,482,752	937,060	(9,472,702)
Total assets (net of liabilities) allocated by segment	14,907,882	3,940,402	2,085,846	15,764,911	10,325,222	(14,907,882)	(10,013,470)	22,102,911
Total assets	79,529,042	16,338,896	4,717,765	42,718,599	26,250,584	(79,529,042)	(11,052,289)	78,973,555

Shareholders' equity attributable to:
Equity attributable to owners of the Company	14,617,144	3,869,567	1,451,166	4,692,404	10,316,256	(14,617,144)	(10,013,470)	10,315,923
Non-controlling interests	290,738	70,835	634,680	11,072,507	8,966	(290,738)	—	11,786,988
Total shareholders' equity	14,907,882	3,940,402	2,085,846	15,764,911	10,325,222	(14,907,882)	(10,013,470)	22,102,911

37

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	December 31, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
Statement of financial position:
Cash and cash equivalents	3,422,828	1,899,533	936,345	1,778,175	(3,422,828)	—	4,614,053
Marketable securities	19,086	1,188,625	168,066	914,879	(19,086)	—	2,271,570
Trade receivables	4,265,294	1,121,612	483,227	—	(4,265,294)	—	1,604,839
Derivative financial instruments	6,064,604	517,181	28,463	2,581,774	(6,064,604)	—	3,127,418
Inventories	8,317,566	121,064	564,836	—	(8,317,566)	—	685,900
Sectorial financial assets	—	241,749	—	—	—	—	241,749
Other financial assets	160,600	—	69,126	779,695	(160,600)	—	848,821
Other current assets	5,761,106	276,139	146,166	1,211,108	(5,761,106)	(601,024)	1,032,389
Other non-current assets	5,225,978	169,905	398,796	1,566,400	(5,225,978)	(365,383)	1,769,718
Investments in associates	—	—	—	4,989,472	—	(4,655,767)	333,705
Investments in joint venture	1,305,790	—	—	7,988,208	(1,305,790)	—	7,988,208
Biological assets	1,073,582	—	—	—	(1,073,582)	—	—
Contract asset	2,860,658	686,690	9,248	—	(2,860,658)	—	695,938
Right-of-use assets	5,210,366	19,865	39,550	24,809	(5,210,366)	—	84,224
Property, plant and equipment	18,165,518	15,326	327,535	74,135	(18,165,518)	—	416,996
Intangible assets and goodwill	6,089,034	8,769,986	1,268,095	7,215	(6,089,034)	—	10,045,296
Loans, borrowings and debentures	(24,557,518)	(7,043,909)	(802,938)	(7,580,380)	24,557,518	—	(15,427,227)
Derivative financial instruments	(3,088,300)	(286,018)	(348)	(131,461)	3,088,300	—	(417,827)
Trade payables	(9,311,282)	(1,182,111)	(688,139)	(4,942)	9,311,282	—	(1,875,192)
Employee benefits payable	(534,376)	(74,543)	(96,192)	(25,146)	534,376	—	(195,881)
Sectorial financial liabilities	—	(565,911)	—	—	—	—	(565,911)
Other current liabilities	(4,094,274)	(662,779)	(290,827)	(673,340)	4,094,274	40,998	(1,585,948)
Preferred shareholders payable in subsidiaries	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,734,766)	(10,320)	(41,299)	(28,144)	4,734,766	—	(79,763)
Other non-current liabilities	(5,208,482)	(1,856,161)	(554,141)	(2,235,324)	5,208,482	925,409	(3,720,217)
Total assets (net of liabilities) allocated by segment	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814
Total assets	67,942,010	15,027,675	4,439,453	21,915,870	(67,942,010)	(5,622,174)	35,760,824

Shareholders' equity attributable to:
Equity attributable to owners of the Company	16,129,497	3,288,315	1,367,157	10,847,666	(16,129,497)	(4,655,473)	10,847,665
Non-controlling interests	283,515	57,608	598,412	2,423	(283,515)	(294)	658,149
Total shareholders' equity	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814

38

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4.1  Net sales by segment

	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Reported segment

Raízen
Fuels	31,161,485	57,192,248	15,350,786	38,591,263
Ethanol	2,446,772	6,182,702	2,087,864	5,757,665
Sugar	2,989,887	6,427,814	1,085,080	3,387,961
Gas	416,667	1,004,384	196,147	1,020,194
Diesel	1,932,382	2,957,728	1,095,068	2,607,602
Cogeneration	322,892	817,583	437,989	1,105,270
Other	775,182	1,374,486	282,801	585,238
Intercompany elimination	(2,517,205)	(4,607,097)	(1,628,205)	(4,581,098)
	37,528,062	71,349,848	18,907,530	48,474,095
Gas and Energy
Natural gas distribution
Industrial	1,684,055	3,192,930	758,015	2,245,829
Residential	410,695	705,029	309,596	620,736
Cogeneration	137,061	277,830	55,740	149,935
Automotive	76,233	136,092	26,783	103,078
Commercial	94,489	184,379	36,710	163,022
Construction revenue	263,216	442,498	219,098	416,319
Other	33,389	57,791	8,696	22,289
	2,699,138	4,996,549	1,414,638	3,721,208

Electricity trading	181,439	400,649	145,114	313,889

Moove
Finished goods	1,282,968	2,540,514	735,814	1,689,164
Base oil	158,593	287,545	36,230	87,624
Services	33,767	64,826	24,822	51,245
	1,475,328	2,892,885	796,866	1,828,033

Logistics
North operations	1,620,826	2,210,054	—	—
South operations	512,441	682,321	—	—
Container operations	82,625	108,869	—	—
	2,215,892	3,001,244	—	—
Reconciliation
Cosan Corporate	902	1,253	1	1
Deconsolidated effects and eliminations	(37,542,652)	(71,368,521)	(18,907,530)	(48,474,095)
Total	6,558,109	11,273,907	2,356,619	5,863,131

39

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5  Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	254,336	1,148,860	4,336,568	2,154,257
Marketable securities	5.2	787,715	788,965	3,655,932	2,271,570
Other financial assets	5.4	—	779,695	443	848,821
Derivate financial instruments	5.10	2,463,037	2,457,604	5,074,211	3,127,418
		3,505,088	5,175,124	13,067,154	8,402,066
Amortized cost
Cash and cash equivalents	5.1	487,381	407	4,230,882	2,459,796
Trade receivables	5.3	—	—	2,473,466	1,604,839
Receivables from related parties	5.5	708,970	760,342	351,966	271,766
Sector financial assets	5.9	—	—	237,426	241,749
Dividends receivable		325,905	160,694	1,000,620	77,561
		1,522,256	921,443	8,294,360	4,655,711
Total		5,027,344	6,096,567	21,361,514	13,057,777
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(5,573,122)	—	(19,180,472)	(8,590,199)
Trade payables	5.7	(1,708)	(4,066)	(3,033,743)	(1,875,192)
Other financial liabilities		—	—	(713,061)	(149,293)
Leases	5.8	(41,368)	(28,145)	(2,940,647)	(79,763)
Railroad concession payable	11	—	—	(2,996,541)	—
Payables to related parties	5.5	(7,050,672)	(7,374,879)	(279,273)	(150,484)
Preferred shareholders payable in subsidiaries		(221,869)	(387,044)	(221,869)	(387,044)
Dividends payable		(35)	(216,929)	(9,603)	(285,177)
Sector financial liabilities	5.9	—	—	(1,244,124)	(565,911)
Tax installments - REFIS	12	(193,091)	(193,353)	(201,691)	(199,586)
		(13,081,865)	(8,204,416)	(30,821,024)	(12,282,649)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(16,607,590)	(6,837,028)
Consideration payable		—	—	(203,415)	(224,787)
Derivative financial instruments	5.10	(394,408)	(131,462)	(1,299,409)	(417,827)
		(394,408)	(131,462)	(18,110,414)	(7,479,642)
Total		(13,476,273)	(8,335,878)	(48,931,438)	(19,762,291)

40

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Cash and bank accounts	487,216	255	680,269	75,160
Savings account	—	—	1,090,783	986,379
Financial investments	254,501	1,149,012	6,796,398	3,552,514
	741,717	1,149,267	8,567,450	4,614,053

Financial investments include the following:

	Parent company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Investment fund
Repurchase agreements	103,768	856,078	974,425	1,671,802
Bank deposits certificates	150,568	292,782	3,293,261	474,910
Other	—	—	68,882	7,545
	254,336	1,148,860	4,336,568	2,154,257
Bank investments
Repurchase agreements	—	—	4,351	1,293,833
Bank deposits certificates	—	—	2,347,942	104,272
Other	165	152	107,537	152
	165	152	2,459,830	1,398,257
	254,501	1,149,012	6,796,398	3,552,514

The onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (Certificados de Depósitos Interbancários), or “CDI,” on June 30, 2021 (97% of CDI in 2020) and offshore financial investments are remunerated at rates around 100% of Fed funds. The sensitivity analysis on interest rate risks is in note 5.12. The sensitivity analysis for interest rate risks is presented in Note 5.12.

5.2 Marketable securities and restricted cash

Accounting policy

Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

41

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Marketable securities
Government security (i)	787,715	788,965	3,650,564	2,271,570
Bank deposits certificates	—	—	5,368	—
	787,715	788,965	3,655,932	2,271,570

Restricted cash
Securities pledged as collateral	30,247	—	57,549	—
	30,247	—	57,549	—

(i)       Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”, with a return of approximately 100% of the CDI.

5.3 Trade receivables

	Consolidated
	June 30, 2021	December 31, 2020
Domestic - Brazilian reais	1,699,709	1,049,890
Unbilled receivables (i)	794,597	667,793
Export – foreign currency	98,501	17,502
	2,592,807	1,735,185

Expected credit losses	(124,745)	(130,346)
	2,468,062	1,604,839

Current	2,447,515	1,585,708
Non-current	20,547	19,131
	2,468,062	1,604,839

(i)       Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing has not yet been carried out.

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Rumo S.A. shares (i)	—	770,862	—	770,862
Cosan Logística S.A. shares (i)	—	8,833	—	8,833
Other financial assets (ii)	—	—	443	69,126
	—	779,695	443	848,821

Current	—	779,695	443	848,821
	—	779,695	443	848,821

42

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)	Through the corporate reorganization detailed in note 1.1, the registered value of the shares started to be classified as investments.

(ii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of the precedent conditions on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”). On April 15, 2021, the updated amount of R$ 69,155 was liquidated.

5.5 Related parties

a)      Summary of balances to related parties

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021		December 31, 2020
Current asset
Commercial operations
Raízen Energia S.A.	9,718	23,274	38,188		29,485
Rumo S.A	1,589	4,289	—		8,388
Aguassanta Participações S.A.	1,066	837	1,066		837
Cosan Lubrificantes e Especialidades S.A.	113,324	219,613	—		—
Compass Gás e Energia S.A.	3,685	3,732	—		—
Payly Soluções de Pagamentos S.A	2,450	2,390	—		—
Raízen S.A.	620	644	19,707		1,448
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286		—
Other	3,201	9,190	1,110		8,601
	135,653	263,969	74,357		48,759
Financial operations
Raízen Energia S.A.	—	21,141	—		21,141
Raízen S.A.	1,883	1,883	1,883		1,883
	1,883	23,024	1,883		23,024
Total current assets	137,536	286,993	76,240		71,783

Non-current assets
Commercial operations
Raízen S.A.	—	—	47,731		—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	71,429		—
	—	—	119,160		—
Preferred shares
Janus Brasil Participações S.A	4,959	—	4,959		—
Raízen S.A.	—	—	178		—
	4,959	—	5,137	—	—
Corporate / financial operations
Raízen Energia S.A.	151,429	155,175	151,429		155,175
Other	—	—	—		44,808
Cosan Lubrificantes e Especialidades S.A.	415,046	318,174	—		—
	566,475	473,349	151,429		199,983
Total non-current assets	571,434	473,349	275,726		199,983
Total assets	708,970	760,342	351,966		271,766

43

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Current liabilities
Commercial operations
Raízen Energia S.A.	43,200	30,447	79,567	42,709
Raízen S.A.	8,774	—	194,652	—
Rumo S.A	377	571	—	704
Cosan Lubrificantes e Especialidades S.A.	2,460	8,059	—	—
Payly Soluções de Pagamentos S.A	3,963	213	—	—
Other	434	45	914	53
	59,208	39,335	275,133	43,466

Corporate / financial operations
Raízen S.A.	—	11,386	—	11,387
Cosan Overseas Limited	32,322	33,579	—	—
Cosan Luxembourg S.A.	41,336	103,643	—	—
Raízen Energia S.A.	—	90,797	4,140	95,631
	73,658	239,405	4,140	107,018
Total current liabilities	132,866	278,740	279,273	150,484

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A.	886,800	875,690	—	—
Cosan Luxembourg S.A.	3,469,026	3,603,911	—	—
Aldwych Temple Venture Capital Limited	43,372	—	—	—
Cosan Overseas Limited	2,518,608	2,616,538	—	—
Total non-current liabilities	6,917,806	7,096,139	—	—
Total liabilities	7,050,672	7,374,879	279,273	150,484

44

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Related party transactions

	Parent Company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Purchase of goods / inputs / services
Raízen S.A.	—	(11)	—	—
Other	(11)	(14)	—	—
	(11)	(25)	—	—
Shared (expenses) income
Rumo S.A (i)	729	1,571	743	1,935
Cosan Lubrificantes e Especialidades S.A	691	1,431	594	1,639
Payly Soluções de Pagamentos S.A	32	68	—	—
Compass Gas e Energia S.A	798	1,581	—	—
Companhia de Gás de São Paulo - COMGÁS	361	689	—	—
Sinlog Tecnologia em Logística S.A	32	68	—	—
Raízen Energia S.A.	(1,155)	(2,413)	(595)	(1,656)
	1,488	2,995	742	1,918

Financial result
Cosan Lubrificantes e Especialidades S.A	—	—	(170)	(1,920)
Cosan Limited (i)	—	82	68	354
Cosan Luxembourg S.A.	458,199	80,042	(231,830)	(1,081,070)
Cosan Overseas Limited	298,360	(12,875)	(197,792)	(837,764)
Raízen S.A.	965	2,273	1,946	4,013
Aldwych Temple Venture Capital Limited	5,889	4,398	—	—
	763,413	73,920	(427,778)	(1,916,387)
Total	764,890	76,890	(427,036)	(1,914,469)

45

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Operating sales
Rumo S.A (i)	—	10,636	9,881	17,542
Raízen Energia S.A.	109,018	123,048	10,930	16,654
Raízen S.A.	52,314	61,259	8,488	18,534
Raízen International Universal Corporation	3,357	3,357	—	—
Raizen Trading LLP	6,321	6,321	—	—
Shell Energy do Brasil Ltda.	11,818	19,752	—	—
	182,828	224,373	29,299	52,730
Purchase of goods / inputs / services
Raízen Energia S.A.	(13,486)	(26,852)	—	—
Raízen S.A.	(414,777)	(415,600)	—	—
Outros	—	—	(14)	(27)
	(428,263)	(442,452)	(14)	(27)
Shared (expenses) income
Rumo S.A (i)	—	842	743	1,935
Sinlog Tecnologia em Logística S.A	32	68	—	—
Raízen Energia S.A.	(18,752)	(30,997)	(11,500)	(24,701)
	(18,720)	(30,087)	(10,757)	(22,766)

Financial result
Cosan Limited	—	357	357	890
Raízen S.A.	960	1,946	1,946	4,013
	960	2,303	2,303	4,903
Total	(263,195)	(245,863)	20,831	34,840

(i)       Balances related to the months before the date of the corporate restructuring 1.1.

46

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)     Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the Parent Company balance on June 30, 2021, as follows:

	January 1, 2021 to June 30, 2021	April 1, 2021 to June 30, 2021	January 1, 2020 to June 30, 2020	April 1, 2020 to June 30, 2020
Short-term benefits to officers and directors	11,006	20,989	936	7,980
Share-based payment transactions	—	445	647	4,409
Post-employment benefits	86	173	—	—
	11,092	21,607	1,583	12,389

5.6 Loans, borrowings and debentures

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	June 30, 2021	December 31, 2020	Maturity	Objective
Unsecured
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,784,296	—	Sep-29	Acquisition
Debentures	CDI + 2.65	6.91%	1,788,826	—	Aug-25	Investment
Total			5,573,122	—

Current			121,255	—
Non-current			5,451,867	—

47

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

			Consolidated
Description	Index	Annual interest rate	June 30, 2021	December 31, 2020	Maturity	Objective
Secured
BNDES	URTJLP	6.76%	2,844,925	—	Dec-29	Investment
	Fixed	5.65%	554,073	—	Jan-25	Investment
	IPCA	7.46%	864	—	Nov-21	Investment
	URTJLP	9.27%	135	—	Mar-22	Investment
	Fixed	3.50%	902	—	Jan-24	Investment
	IPCA - 3.25%	9.47%	1,002,259	807,438	Apr-29	Investment
	IPCA - 4.10%	10.37%	164,974	175,374	Apr-29	Investment
Debentures	CDI + 1.79%	6.01%	756,532	—	Jun-27	Investment
	IPCA + 4.77%	11.08%	741,568	—	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	0.58%	98,980	—	Sep-26	Investment
European investment bank (EIB)	USD + Libor 6M + 0.54%	0.80%	—	30,817	May-21	Investment
	USD + Libor 6M + 0.61%	0.80%	27,936	57,813	Sep-21	Investment
			6,193,148	1,071,442
Unsecured
Foreign loans	GBP + Libor 06 + 1.50%	1.40%	138,953	143,039	Jul-21	Working capital
	GBP – Fixed	1.40%	34,584	35,556	Nov-22	Working capital
	GBP + Libor-06 + 1.10%	1.18%	138,212	142,091	Dec-21	Acquisition
	GBP + Libor-06 + 1.50%	1.61%	241,875	248,666	Dec-22	Acquisition
	EUR - Fixed	4.42%	1,287	2,095	Sep-22	Investment
Export credit agreement	CDI + 1.03%	2.90%	83,656	—	Feb-23	Investment
	CDI + 2.25%	2.63%	60,365	—	May-26	Investment
	CDI + 0.80%	4.98%	506,888	—	Dec-23	Investment
Resolution 4131	USD	0.89%	266,561	—	Nov-22	Working capital
	USD + 3.67%	3.67%	399,522	415,232	May-23	Investment
	USD + 1.59%	0.00%	—	388,912	Apr-21	Investment
	USD + 1.36%	1.36%	378,411	—	Feb-24	Investment
	Fixed	1.87%	18,396	—	Oct-21	Working capital
Banking credit certificates	IPCA + 0.81%	7.10%	307,479	—	Jan-48	Working capital
Perpetual Notes	USD	8.25%	2,532,624	2,631,100	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	539,235	569,466	Mar-23	Acquisition
Senior Notes Due 2025	USD	5.88%	2,871,979	—	Jan-25	Acquisition
Senior Notes Due 2027	USD	7.00%	4,035,549	4,379,812	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,540,365	—	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,784,296	—	Sep-29	Acquisition
Prepayment	100% Libor-03 - 3.50%	0.00%	—	27,129	Mar-21	Working capital
	100% Libor-03 - 1%	1.17%	99,962	104,318	Nov-21	Working capital
Debentures	IPCA + 4.68%	10.98%	564,790	—	Feb-26	Investment
	IPCA + 4.50%	10.79%	710,285	—	Feb-29	Investment
	IPCA + 3.60%	7.47%	378,691	—	Dec-30	Working capital
	CDI + 2.65	6.91%	1,788,826	—	Aug-25	Investment
	IPCA + 6.80%	13.23%	841,190	—	Apr-30	Investment
	IPCA + 3.90%	10.15%	1,031,355	—	Oct-29	Investment
	IPCA + 4.00%	10.26%	1,007,587	—	Dec-35	Investment
	IPCA + 7.48%	13.95%	323,905	299,524	Dec-22	Investment
	IPCA + 7.36%	13.82%	105,822	97,956	Dec-25	Investment
	IPCA + 5.87%	12.24%	896,418	890,658	Dec-23	Investment
	IPCA + 4.33%	10.61%	482,530	452,457	Oct-24	Investment
	IGPM + 6.10%	25.89%	344,359	298,706	May-28	Investment
	100% CDI +0.50%	4.67%	2,038,916	2,007,849	Oct-22	Investment
Working capital	100% CDI - 2.75%	5.82%	100,041	100,045	Jun-22	Working capital
Promissory notes	100% CDI - 3.00%	0.00%	—	601,058	Apr-21	Investment
	100% CDI - 3.40%	0.00%	—	520,116	Apr-21	Investment
			29,594,914	14,355,785
Total			35,788,062	15,427,227

Current			2,207,616	2,352,057
Non-current			33,580,446	13,075,170

48

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company used the annual average rate of the CDI of 4.15% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 4.61%.

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
13 to 24 months	—	—	4,630,944	2,605,687
25 to 36 months	580,000	—	2,860,401	2,039,863
37 to 48 months	580,000	—	4,662,133	623,971
49 to 60 months	580,000	—	1,789,766	171,794
61 to 72 months	—	—	4,991,588	238,050
73 to 84 months	—	—	4,030,491	4,512,773
85 to 96 months	—	—	1,754,524	238,095
Thereafter	3,711,867	—	8,860,599	2,644,937
	5,451,867	—	33,580,446	13,075,170

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Brazilian reais	1,788,826	—	17,639,334	6,251,180
U.S. dollar	3,784,296	—	17,476,441	8,604,600
British pound	—	—	553,624	569,352
Euro	—	—	118,663	2,095
	5,573,122	—	35,788,062	15,427,227

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 5.10), except for perpetual notes.

Below are the movements in loans, borrowings and debentures occurred for the period ended June 30, 2021:

	Parent Company	Consolidated
At January 1, 2021	—	15,427,227
Corporate reorganization (Note 1.1)	5,982,343	26,817,519
Proceeds	—	2,162,780
Repayment of principal	(5,427)	(7,470,395)
Payment of interest	(134,766)	(748,357)
Interest, exchange rate and fair value	(269,028)	(400,712)
June 30, 2021	5,573,122	35,788,062

49

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)    Guarantees

Financing agreements with the European Investment Bank (“EIB”), intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.61% p.a. On June 30, 2021, the balance of bank guarantees contracted was R$79,020 (R$133,000 on December 31, 2020).

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.04% p.a. or by real guarantees (assets) and escrow account. On June 30, 2021, the balance of bank guarantees contracted was R$3,330,369 (R$3,687,323 on December 31, 2020).

To calculate the average rates, the annual average CDI of 2.29% (2.78% as of December 31, 2020) and TJLP of 4.62% (4.87% as of December 31, 2020) were considered on an annual basis.

b)    Available credit line

As of June 30, 2021, the Company had credit lines in banks with AA rating, which were not used, in the total amount of R$ 250,000 (R$ 250,000 on December 31, 2020) and R$ 1,242,993 (R$ 487,378 as of December 31, 2020), to Rumo SA.

The use of these credit lines is subject to certain contractual conditions.

c)     Financial covenants

 Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6	0.05
Debenture 4th to 8th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.31
BNDES	Comgás S.A.
Resolution 4,131	Comgás S.A.
Debenture 2th issue	Cosan S.A.		2.93
Senior Notes Due 2027	Cosan S.A.	Net debt pro forma (iv) / EBITDA pro forma (ii) | (iv) not higher than or equal to 3.5	2.70
Senior Notes Due 2029	Cosan S.A.
Senior Notes Due 2025	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.0
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	17.35

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities. Net debt is a non-GAAP measure.

(ii)	Corresponds to the accumulated EBITDA of the last twelve months.

50

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.

(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.

(v)	The financial result of the net debt is represented by the cost of the net debt.

For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

On June 30, 2021, the Company and its subsidiaries was in compliance with all debt financial covenants.

The terms of loans included cross-default provisions.

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Materials and service suppliers	1,708	4,066	1,900,706	1,095,051
Natural gas/ transport and logistics suppliers	—	—	1,133,037	780,141
	1,708	4,066	3,033,743	1,875,192

51

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.8 Leases

Accounting policy

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including fixed payments in essence;
  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;
  amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and
  the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

To determine the incremental borrowing rate, the Company:

  where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
  uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third-part financing; and
  makes adjustments specific to the lease, e.g. term, country, currency and security.

52

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of warehouses, retail stores and equipment, the following factors are normally the most relevant:

  If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).
  If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).
  Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Company could replace the assets without significant cost or business disruption.

53

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

Consolidated
Total
At January 1, 2021	79,763
Corporate reorganization (Note 1.1)	2,950,961
Additions	28,547
Interest	172,051
Repayments of principal	(284,887)
Payments of interest	(61,803)
Monetary adjustment	71,074
Transfers between liabilities (i)	(15,059)
At June 30, 2021	2,940,647

Current	375,135
Non-current	2,565,512
2,940,647

(i)               Transfer of railroad concession payable to lease (Note 11).

5.9 Sector financial asset and liability

The changes in net sector financial asset (liability) for the period ended June 30, 2021 were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 01, 2021	241,749	(565,911)	(324,162)
Cost of gas (i)	(7,687)	-	(7,687)
Credits of taxes (ii)	-	(78,887)	(78,887)
Monetary variations (iii)	3,364	(230,030)	(226,666)
Other revenue (iv)	-	(369,296)	(369,296)
June 30, 2021	237,426	(1,244,124)	(1,006,698)

Current	237,426	(91,933)	145,493
Non-current	-	(1,152,191)	(1,152,191)
	237,426	(1,244,124)	(1,006,698)

54

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)	Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis.
(ii)	Credits, mainly, from the exclusion of ICMS on the basis of PIS and COFINS, which will be returned to consumers when the lawsuit is final, and which should be discussed with ARSESP regarding the mechanisms and criteria for reimbursement.
(iii)	Monetary update on the gas current account and extemporaneous credit, based on the SELIC rate.
(iv)	Untimely credit for the exclusion of ICMS from the PIS and COFINS basis, see details in note 6.

5.10 Derivative financial instruments

	Notional		Fair value
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Electricity derivatives
Commodity forwards (ii)	2,078,023	1,354,967	(491,177)	(189,423)

Exchange rate derivatives
Forward agreements	1,990,113	345,144	(125,659)	(509)
Commodity forwards (i)	—	13,422	—	(348)
	1,990,113	358,566	(125,659)	(857)
Interest rate and exchange rate risk
Swap agreements (shares) (iii)	600,619	—	347,113	—
Swap agreements (interest rate and inflation)	4,204,964	—	319,570	—
Swap agreements (interest rate)	1,008,801	1,170,861	278,877	346,488
Swap agreements (exchange and interest rate)	11,112,853	4,281,071	3,446,078	2,553,383
	16,927,237	5,451,932	4,391,638	2,899,871

Total financial instruments			3,774,802	2,709,591

Current assets			431,864	156,208
Non-current assets			4,642,347	2,971,210
Current liabilities			(1,019,750)	(293,656)
Non-current liabilities			(279,659)	(124,171)
Total			3,774,802	2,709,591

55

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

(ii)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that can affect our lubricant costs.

(iii)	The Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or “Santander Cayman,” and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the “Santander Fund.” Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by us, and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). In accordance with the total return swap, which will have a financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay interest annual rates referenced to CDI + Spread. The equivalent contracted amount of CSAN3 shares with a total return swap was 9,937,003 shares and the total initial value is R$600,000. This operation has RAIL3 shares of its subsidiary Rumo S.A. as collateral.

Derivatives are only used for economic hedging purposes and not as speculative investments.

Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both hedge instruments and hedge-protected items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The amounts related to the items designated as hedge instruments were as following:

56

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Book value		Accumulated fair value adjustment
	Notional	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Exchange rate hedge

Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	(2,871,979)	—	311,082	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,540,365)	—	251,235	—
Total debt	(4,532,150)	(5,412,344)	—	562,317	—

Derivative financial instruments

Senior Swaps Notes 2025 (Rumo Luxembourg)	1,740,550	1,125,649	—	(346,436)	—
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	223,457	—	(276,543)	—
Derivative total	4,532,150	1,349,106	—	(622,979)	—

Total	—	(4,063,238)	—	(60,662)	—

		Book value		Accumulated fair value adjustment
	Notional	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Interest rate hedge

Designated items
Senior Notes 2023 (Cosan Luxembourg)	(606,832)	(542,941)	(569,466)	(228,766)	(237,050)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	575
Debenture 5th issue - single series (Comgás)	(684,501)	(896,418)	(890,658)	(5,760)	(22,040)
Debenture (Rumo)	(3,079,136)	(3,159,201)	—	57,365	—
Total debt	(4,370,469)	(4,598,560)	(1,460,124)	(177,161)	(258,515)

Derivative financial instruments

Senior Swaps Notes 2023 (Cosan Luxembourg)	606,832	352,198	392,899	(67,951)	(42,532)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	862
Debenture 5th issue - single series (Comgás)	684,501	197,285	211,741	(14,456)	10,731
Debenture (Rumo)	3,104,964	139,279	—	21,420	—
Derivative total	4,396,297	688,762	604,640	(60,987)	(30,939)

Total	25,828	(3,909,798)	(855,484)	(238,148)	(289,454)

Fair value option

Certain derivative instruments have not been linked to documented hedge structures.

57

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company chose to designate the protected liabilities (hedge objects) to record at fair value through the result. Considering that derivative instruments are always accounted for at fair value through income, the accounting effects are the same as those obtained through a hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Exchange rate
Objects
Sênior Notes 2027	USD+7.0%	(3,251,430)	(4,035,549)	(4,379,812)	207,213	(349,181)
Export credit agreement	EUR + 0.58%	(100,198)	(98,980)	—	24,821	—
Resolution 4,131 (Rumo)	USD + 2.20%	(220,000)	(284,957)	—	68,593	—
EIB 3rd Tranche	US$ + LIBOR6M + 0.54%	(9,625)	—	(30,817)	—	156
EIB 4th Tranche	US$ + LIBOR6M + 0.61%	(9,237)	(27,936)	(57,813)	2	308
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(399,522)	(415,232)	(23,094)	(24,247)
Resolution 4,131 (Comgás - 2020)	US$ + 1.59%	—	—	(388,912)	—	1,967
Resolution 4,131 (Comgás - 2021)	US$ + 1.60%	(407,250)	(378,411)	—	(1,446)	—
Total		(4,265,865)	(5,225,355)	(5,272,586)	276,089	(370,997)

Derivative instruments
FX and interest swap	BRL + 126.85% do CDI	3,251,430	1,697,741	2,272,648	270,391	1,320,629
Inflation and interest rate swaps	BRL + 107% do CDI	100,198	28,225	—	(20,004)	—
Inflation and interest rate swaps	BRL + 118% do CDI	220,000	62,978	—	(73,042)	—
EIB 3rd Tranche	BRL + 88.5% do CDI	9,625	—	21,176	844	24,927
EIB 4th Tranche	BRL + 81.1% do CDI	9,237	18,628	39,256	1,400	26,219
Resolution 4,131 (Comgás - 2018)	BRL + 107.9% do CDI	268,125	146,166	154,627	(3,168)	117,080
Resolution 4,131 (Comgás - 2020)	BRL + CDI + 2.75%	—	—	(6,214)	15,711	(12,904)
Resolution 4,131 (Comgás - 2021)	BRL + CDI + 1.25%	407,250	(34,114)	—	(34,114)	—
Derivative total		4,265,865	1,919,624	2,481,493	158,018	1,475,951

Total		—	(3,305,731)	(2,791,093)	434,107	1,104,954

			Book value		Accumulated fair value adjustment
		Notional	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Interest rate
Objects
Debenture (Rumo)	IPCA + 4,68%	(500,000)	(564,790)	—	(16,810)	—
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(710,285)	—	965	—
Total		(1,100,000)	(1,275,075)	—	(15,845)	—

Derivative instruments
FX and interest swap	107% CDI	500,000	77,554	—	(3,790)	—
FX and interest swap	105% CDI	600,000	102,738	—	99	—
Derivative total		1,100,000	180,292	—	(3,691)	—

Total		—	(1,094,783)	—	(19,536)	—

58

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.11 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	June 30, 2021	December 31, 2020
Senior notes 2023	Cosan Luxembourg S.A.	100.23%	101.02%
Senior notes 2025	Rumo Luxembourg S.à r.l.	104.98%	104.96%
Senior notes 2028	Rumo Luxembourg S.à r.l.	106.06%	105.04%
Senior notes 2027	Cosan Luxembourg S.A.	107.16%	108.20%
Senior notes 2029	Cosan S.A.	108.16%	103.47%
Perpetual notes	Cosan Overseas Limited	102.96%	102.88%

All the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		June 30, 2021	December 31, 2020	June 30, 2021		December 31, 2020
	Note			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	5.1	4,336,568	2,154,257	—	4,336,568	—	2,154,257
Marketable securities	5.2	3,655,932	2,271,570	—	3,655,932	—	2,271,570
Other financial assets	5.4	443	848,821	443	—	848,821	—
Derivate financial instruments	5.10	5,074,211	3,127,418	—	5,074,211	—	3,127,418
Total		13,067,154	8,402,066	443	13,066,711	848,821	7,553,245

Liabilities
Loans, borrowings and debentures	5.6	(16,607,590)	(6,837,028)	—	(16,607,590)	—	(6,837,028)
Consideration payable		(203,415)	(224,787)	—	(203,415)	—	(224,787)
Derivative financial instruments	5.10	(1,299,409)	(417,827)	—	(1,299,409)	—	(417,827)
Total		(18,110,414)	(7,479,642)	—	(18,110,414)	—	(7,479,642)

5.12  Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current period profit and loss information has been included where relevant to add further context.

59

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties and dividends.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the Board of Directors. The Company’s Management identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company may choose to formally designate new debt transactions involving hedging derivative financial instruments through swap between exchange variation and interest rates, as measured at fair value. The fair value option is intended to eliminate or reduce any inconsistency in measurement or recognition of certain liabilities, which would otherwise arise. Thus, both the swaps and the respective debts are measured at fair value and this option is irrevocable and should be made only upon initial recording (“inception”) of the operation.

60

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)    Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

 At June 30, 2021 and December 31, 2020, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	697,228	143,676
Trade receivables	111,752	17,502
Trade payables	(180,731)	(174,178)
Loans, borrowings and debentures	(15,573,175)	(8,007,493)
Leases	(101,055)	—
Contingent consideration	(203,415)	(224,787)
Derivative financial instruments (notional)	11,615,418	5,453,252
Foreign exchange exposure, net	(3,633,978)	(2,792,028)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

61

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro as of June 30, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	61,165	279,737	551,861	(264,512)	(536,636)
Trade receivables	Currency fluctuation	105,157	134,759	164,361	75,555	45,953
Trade payables	Currency fluctuation	(108,248)	(156,121)	(203,993)	(60,375)	(12,502)
Derivative financial instruments	Currency fluctuation	2,758,279	6,221,516	9,477,184	(289,822)	(3,545,491)
Loans, borrowings and debentures	Currency fluctuation	(940,607)	(5,119,034)	(9,297,460)	3,237,820	7,416,246
Leases	Currency fluctuation	(6,016)	(32,784)	(59,552)	20,752	47,519
Consideration payable	Currency fluctuation	215,525	269,406	323,287	161,644	107,763
Impacts on profit or loss		2,085,255	1,597,479	955,688	2,881,062	3,522,852

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
	June 30, 2021	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.0022	5.3000	6.6250	7.9500	3.9750	2.6500
Euro	5.9276	6.3600	7.9500	9.5400	4.7700	3.1800
GBP	6.9070	7.3988	9.2485	11.0982	5.5491	3.6994

62

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with their borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	484,645	605,572	726,967	363,483	242,322
Marketable securities	220,241	275,301	330,362	165,181	110,121
Restricted cash	1,686	2,108	2,530	1,265	843
Lease and concession in installments	(70,358)	(87,947)	(105,537)	(52,768)	(35,179)
Leases	(306,150)	(306,192)	(306,235)	(306,107)	(306,065)
Derivative financial instruments	1,152,752	1,719,844	1,244,821	2,800,820	3,420,122
Loans, borrowings and debentures	(1,758,021)	(2,025,112)	(2,292,080)	(1,491,175)	(1,224,206)
Other financial liabilities	(43,288)	(52,124)	(60,960)	(34,452)	(25,616)
Impacts on profit or loss	(318,493)	131,450	(460,132)	1,446,247	2,182,342

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.03%	7.53%	9.04%	4.52%	3.01%
CDI	6.03%	7.53%	9.04%	4.52%	3.01%
TJLP462 (TJLP + 1% p.a.)	6.10%	7.38%	8.65%	4.83%	3.55%
TJLP	5.10%	6.38%	7.65%	3.83%	2.55%
IPCA	4.07%	5.09%	6.11%	3.06%	2.04%
IGPM	7.80%	9.75%	11.71%	5.85%	3.90%
Libor	0.36%	0.45%	0.54%	0.27%	0.18%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

  Price risk

In January 2020, the Company entered the electricity commercialization market, with the objective of building a customer portfolio and earning results with energy price differences, within the risk and counterparty limits pre-established by the Management, exposing the Company to the price risk of this commodity.

63

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

In the second quarter, its subsidiary took the decision to neutralize almost all of its exposure to market prices, substantially reducing the directional electricity trading activity, maintaining its focus on the activity of energy trading to end customers.

  Financial position and unrealized gains (loss) on electricity trading operations, net

Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

This fair value is estimated mainly based on the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices estimated by specialized entities, when such information is available.

Statement of financial position balances referring to outstanding energy trading operations are as follows:

			June 30, 2021			December 31, 2020
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	327,917	(819,094)	(491,177)	96,595	(286,018)	(189,423)

The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of June 30, 2021, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized gains (loss) on trading operations	(491,177)	(487,977)	(483,533)	(496,241)	(500,207)

The projection of settlement of positions, at nominal value, follows the schedule below:

	2nd half year	2022	2023	Above 2023
Positions to be settled	(260,189)	(252,602)	(15,593)	28,224

64

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)    Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	8,567,450	4,614,053
Trade receivables	2,468,062	1,604,839
Marketable securities	3,655,932	2,271,570
Restricted cash	57,549	—
Derivative financial instruments	5,074,211	3,127,418
Receivables from related parties	351,966	271,766
Dividends receivable	1,000,620	77,561
Restricted cash	443	68,838
	21,176,233	12,036,045

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

65

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	June 30, 2021	December 31, 2020
AAA	13,887,996	8,997,661
AA	3,444,396	1,015,380
BBB	22,750	—
	17,355,142	10,013,041

c)    Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2021					December 31, 2020
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,946,880)	(6,819,588)	(17,714,133)	(23,994,464)	(52,475,065)	(20,543,616)
Trade payables	(3,033,743)	—	—	—	(3,033,743)	(1,875,192)
Other financial liabilities	(713,061)	—	—	—	(713,061)	(149,293)
Tax installments - REFIS	(52,449)	(3,456)	(1,715)	(144,071)	(201,691)	(193,353)
Leases	(374,635)	(385,358)	(1,099,536)	(12,834,462)	(14,693,991)	(107,451)
Lease and concession instalments	(52,703)	(205,993)	(617,980)	(365,872)	(1,242,548)	—
Payables to related parties	(279,273)	—	—	—	(279,273)	(150,484)
Dividends payable	(9,603)	—	—	—	(9,603)	(16,301)
Derivative financial instruments	(515,567)	71,615	(1,660,823)	3,955,775	1,851,000	4,087,083
	(8,977,914)	(7,342,780)	(21,094,187)	(33,383,094)	(70,797,975)	(18,948,607)

66

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

6 Other tax receivables

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
COFINS - Revenue tax (iii)	26,976	26,952	1,345,080	322,500
ICMS - State VAT (i)	10	—	832,823	159,299
ICMS CIAP - State VAT (ii)	—	—	111,893	17,763
PIS - Revenue tax (iii)	2,785	2,785	299,342	20,071
Credit installment	42,376	42,138	42,376	42,138
Other	1,174	1,165	125,438	39,933
	73,321	73,040	2,756,952	601,704

Current	35,526	35,507	788,412	434,480
Non-current	37,795	37,533	1,968,540	167,224

(i)	ICMS credit related to the purchase of inputs and diesel used in rain transportation incorporated into the balance due to the corporate reorganization, note 1.1.
(ii)	ICMS credit arising from acquisitions of property, plant and equipment incorporated into the balance due to the corporate reorganization, note 1.1.
(iii)	On March 15, 2017, the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or “STF.” granted Extraordinary Appeal No. 574,706 against a decision that required the inclusion of the tax on the circulation of goods and transportation and communication services, a state sales tax (Imposto sobre Circulação de Mercadorias e Serviços), or “ICMS,” in the calculation of the tax base of employees’ profit participation program (Programa de Integração Social), or “PIS,” and social contribution for social security financing (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”
In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the STF, in Extraordinary Appeal No. 574,706. In addition, the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject.
On May 13, 2021, the STF decided that ICMS highlighted in the invoice can be excluded from PIS and COFINS calculation basis and that such decision is valid as per March 15, 2017. In addition, the STF decision clarified that the ICMS to be considered is the ICMS highlighted in the invoice, regardless the amount of ICMS paid.

67

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Comgás, since its original claim dates from 2013, in accordance with the legal form of the modulation of the effects, the right to recover the undue amount until 2008 was safeguarded. In this way, all relevant circumstances and, up to then, pending on the subject were overcome and, therefore, from the point of view of IAS 37 / CPC 25, the amounts related to the claim were no longer classified as contingent assets, since their existence was confirmed and their realization is practically certain. Therefore, the Company recorded, on June 30, 2021, the amount of R$957,663 (R$573,462 of principal and R$384,201 of interest), related to PIS and COFINS credits in its non-current assets, which includes monetary restatement at the SELIC rate. The total amount is supported by Management based on calculations and supporting documentation, in order to substantiate the accuracy of the calculations. The subsidiary still considers it uncertain whether a portion of the credits recognized on June 30 may eventually be considered as a component of the tariff adjustment within the scope of the economic and financial balance of the concession contract. Therefore, of the total amount of credits recognized on June 30, 2021, the Company provisioned the amount of R$599,326 (R$369,296 of principal and R$230,030 of interest), equivalent to the uncertain portion, in its sectoral liabilities, in non-current liabilities.

7 Inventories

	Consolidated
	June 30, 2021	December 31, 2020
Finished goods	690,334	545,529
Spare parts and accessories	239,347	—
Raw material	136,072	118,319
Warehouse and other	11,813	22,052
	1,077,566	685,900

The balances are presented net of the provision for obsolete inventories in the amount of R$ 23,228 on June 30, 2021 (R$ 17,449 on December 31, 2020).

68

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8 Investments in associates
8.1 Investments in subsidiaries and associates
Cosan’s subsidiaries and associates are listed below:

	June 30, 2021	December 31, 2020
Directly owned subsidiaries
Compass Gás e Energia	99.01%	99.01%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda (i)	60.00%	—
Sinlog Tecnologia em Logística S.A. (i)	78.43%	—
Rumo S.A.	30.37%	2.16%
Cosan Logística S.A.	—	0.10%

Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	99.15%
Compass Comercialização S.A.	100.00%	100.00%
Compass Geração Ltda	100.00%	100.00%
Compass Energia Ltda	100.00%	100.00%
Terminal de Regaseificação de São Paulo - TRSP	100.00%	100.00%
Rota 4 Participações S.A.	100.00%	100.00%
Edge II - Empresa de Geração de Energia	100.00%	—

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS - TTA	75.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição	100.00%	100.00%
de Lubrificantes SA	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
69

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Interest of Rumo S.A. Investments Limited in its subsidiaries (i)
Elevações Portuárias S.A.	100.00%	—
Rumo Intermodal S.A.	100.00%	—
Rumo Malha Central S.A.	100.00%	—
Boswells S.A.	100.00%	—
Rumo Malha Sul S.A.	100.00%	—
Rumo Luxembourg Sarl	100.00%	—
Rumo Malha Paulista S.A.	100.00%	—
ALL Armazéns Gerais Ltda.	100.00%	—
Rumo Malha Oeste S.A.	100.00%	—
Paranaguá S.A.	99.90%	—
Rumo Malha Norte S.A.	99.74%	—
ALL Argentina S.A.	90.96%	—
Brado Participações S.A.	62.22%	—
Logispot Armazéns Gerais S.A.	51.00%	—
Terminal São Simão S.A.	51.00%	—

(i)	Movement of equity interest resulting from the corporate reorganization as specified in note 1.1.
(ii)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Despite presenting on June 30, 2021 a combined investment amount with an unsecured liability of R$ 366,056, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

70

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Set out below are investments in subsidiaries and associates as of June 30, 2021, which are material to the Company:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	628,487,690	622,265,040	99.01%	99.01%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Investimentos e Participações S.A.	3,778,868,643	3,778,868,643	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	51.00%	2.51%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	51.00%	2.51%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	51.00%	2.51%
Nova Amaralina S.A.	30,603,159	9,364,568	51.00%	2.51%
Paineira Propriedade Agrícolas S.A.	132,666,961	40,596,028	51.00%	2.51%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	51.00%	2.51%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	71,527,201	53,646,401	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	51,000	40,000	78.43%	78.43%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.37%
Cosan Limited Partners Brasil Consultoria Ltda	10	6	60.00%	60.00%

71

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged assets, net (Note 1.1)	Other	At June 30, 2021
Rumo S.A.	—	111,870	1,718	674	—	—	4,585,932	(7,795)	4,692,399
Cosan Global	132,896	(8,788)	—	3,468	—	—	—	—	127,576
Compass Gás e Energia	3,288,317	775,880	—	(23,287)	(198,020)	—	—	(83)	3,842,807
Cosan Investimentos e Participações S.A.	5,836,793	707,441	—	(275,761)	(389,375)	—	—	—	5,879,098
Cosan Limited Partners Brasil Consultoria Ltda	—	(122)	—	—	—	—	430	—	308
Sinlog Tecnologia em Logística S.A.	—	(3,908)	2,845	—	—	6,675	9,372	—	14,984
Cosan Lubes Investment	1,364,608	107,291	—	—	—	—	—	—	1,471,899
Payly Soluções de Pagamentos S.A.	9,071	(1,684)	—	—	—	5,250	—	—	12,637
Radar II Propriedades Agrícolas S.A.	33,209	907	—	62	(189)	—	—	—	33,989
Radar Propriedades Agrícolas S.A.	62,391	1,716	—	321	(352)	—	—	(41,319)	22,757
Tellus Brasil Participações S.A.	105,662	7,642	—	—	(2,805)	—	—	—	110,499
Pasadena Empreendimentos e Participações S.A.	473	(31)	—	—	—	200	—	—	642
Janus Brasil Participações S.A.	130,900	2,955	—	—	(450)	—	—	—	133,405
Outros	62,260	1,640	—	(2,004)	—	—	—	41,319	103,215
Total investments in associates	11,026,580	1,702,809	4,563	(296,527)	(591,191)	12,125	4,595,734	(7,878)	16,446,215

Cosan Luxemburg S.A.	(458,852)	92,796	—	—	—	—	—	—	(366,056)
Total provision for uncovered liability of associates	(458,852)	92,796	—	—	—	—	—	—	(366,056)

Total	10,567,728	1,795,605	4,563	(296,527)	(591,191)	12,125	4,595,734	(7,878)	16,080,159

72

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	51.00%	2.51%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	51.00%	2.51%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	51.00%	2.51%
Nova Amaralina S.A.	30,603,159	9,364,568	51.00%	2.51%
Paineira Propriedade Agrícolas S.A.	132,666,961	40,596,028	51.00%	2.51%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	51.00%	2.51%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

(i) The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged assets, net (Note 1.1)	Other	At June 30, 2021
Tellus Brasil Participações S.A.	105,665	7,642	—	—	(2,805)	—	—	—	110,502
Janus Brasil Participações S.A.	130,901	2,955	—	—	(450)	—	—	—	133,406
Radar Propriedades Agrícolas S.A	62,372	1,716	—	321	(352)	—	—	(41,319)	22,738
Radar II Propriedades Agrícolas S.A	33,205	907	—	62	(189)	—	—	—	33,985
Other	1,562	3,600	—	75	(1,457)	—	49,953	41,319	95,052
	333,705	16,820	—	458	(5,253)	—	49,953	—	395,683

73

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

8.2 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	6,222,650	0.99%
Comgás	132,520,587	1,124,363	0.85%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	44,861,170	11,215,293	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.63%
Cosan Limited Partners Brasil Consultoria Ltda	10	4	40.00%
Sinlog Tecnologia em Logística S.A.	51,000	10,000	21.57%
TTA – SAS Techniques et Technologie Appliquées	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged assets, net (Note 1.1)	Other	At June 30, 2021
Comgás	24,729	8,693	—	—	(1,290)	—	—	12	32,144
Compass Gás e Energia	32,880	7,758	—	—	(1,981)	—	—	35	38,692
Rumo S.A.	—	260,330	(22,455)	(3,586)	(1,217)	—	10,831,204	8,230	11,072,506
Sinlog Tecnologia em Logística S.A.	—	(1,538)	2,384	—	—	—	4,643	—	5,489
Cosan Limited Partners Brasil Consultoria Ltda	—	(82)	—	—	—	—	287	—	205
Cosan Lubes	582,283	45,981	—	(9,979)	—	—	—	—	618,285
TTA	15,834	1,636	—	(1,415)	—	—	—	—	16,055
Payly	2,423	(561)	—	—	—	1,750	—	—	3,612
	658,149	322,217	(20,071)	(14,980)	(4,488)	1,750	10,836,134	8,277	11,786,988

74

  Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

9  Investment in joint venture

Changes to investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	8,993,572,584
Shares held by Cosan	4,496,786,292
Cosan ownership interest	50%

At January 1, 2021 (ii)	7,988,208
Interest in earnings of joint ventures	679,598
Other comprehensive (losses) income	(275,761)
Interest on capital (i)	(48,469)
Dividends (i)	(1,039,476)
At June 30, 2021	7,304,100

(i)	Proposed amount in the period, of which R$162,500 were paid.
(ii)	Corporate restructuring as per Note 1.2.2

According to the terms of the joint venture, the Company is responsible for certain legal proceedings that existed before the formation of Raizen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing Program recorded in “Other taxes payable”. In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on June 30, 2021.

The statement of financial position and statement of profit or loss of the joint venture are disclosed in Note 4 – Segment information.

As of June 30, 2021, the Company was in compliance with the covenants of the contracts that govern the respective joint venture.

75

10    Property, plant and equipment, intangible assets, goodwill and contract asset

10.1  Property, plant and equipment

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i) | (iii)	Permanent easement (iii)	Construction in progress	Other	Total	Total
Cost
At December 31, 2020	262,442	289,852	—	—	53,423	135,851	741,568	81,529
Corporate reorganization (Note 1.1)	1,357,217	1,152,944	6,720,454	7,530,328	3,146,532	374,622	20,282,097	4,073
Additions	226	1,419	59	3,940	1,428,285	88	1,434,017	(3,157)
Disposals	(54)	—	(10,336)	—	—	(49)	(10,439)	(59)
Transfers (ii)	217,728	114,331	745,491	358,130	(1,317,311)	16,561	134,930	(9)
Effect of exchange rate fluctuations	(2,614)	(3,750)	—	—	(251)	(79)	(6,694)	—
At June 30, 2021	1,834,945	1,554,796	7,455,668	7,892,398	3,310,678	526,994	22,575,479	82,377

Depreciation
At December 31, 2020	(101,956)	(162,437)	—	—	—	(60,179)	(324,572)	(20,070)
Corporate reorganization (Note 1.1)	(415,398)	(579,129)	(2,561,600)	(2,647,648)	(13,379)	(27,699)	(6,244,853)	(1,349)
Additions	(31,480)	(59,440)	(176,271)	(184,872)	(594)	(12,335)	(464,992)	(3,573)
Disposals	—	—	9,748	—	—	19	9,767	5
Transfers (ii)	(17,303)	—	(335)	17,300	—	3	(335)	—
Effect of exchange rate fluctuations	1,205	2,242	—	—	—	1,586	5,033	—
At June 30, 2021	(564,932)	(798,764)	(2,728,458)	(2,815,220)	(13,973)	(98,605)	(7,019,952)	(24,987)

At December 31, 2020	160,486	127,415	—	—	53,423	75,672	416,996	61,459
At June 30, 2021	1,270,013	756,032	4,727,210	5,077,178	3,296,705	428,389	15,555,527	57,390

(i)	On June 30, 2021, wagons and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans (Note 5.6).
(ii)	They are substantially transferring from property, plant and equipment under construction as a result of the capitalization of said assets.
(iii)	Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, for railcars from 2.9% to 6%, locomotives from 3.3% to 8% and permanent easement from 3% to 4%. With capitalized borrowing costs of R$15,556 (R$5,358 as of June 30, 2020).

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.2 Intangible assets and goodwill

Accounting policy

a)      Rumo’s concession rights

Rumo’s concession rights generated in the business combination of Rumo Malha Norte was fully allocated to the Rumo Malha Norte concession and amortized on a straight-line basis.

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At December 31, 2020	977,307	10,758,762	—	63,408	1,029,212	311,562	13,140,251	15,462
Corporate reorganization (Note 1.1)	111,413	8,017,957	343,348	—	—	235,724	8,708,442	—
Additions	4,884	765	—	—	86,258	842	92,749	72
Disposals (ii)	—	(154,485)	—	—	(48)	—	(154,533)	—
Transfers (i)	—	616,721	—	—	395,097	(55,535)	956,283	9
Effect of exchange rate fluctuations	(9,389)	—	—	(1,480)	(9,534)	(5,334)	(25,737)	—
At June 30, 2021	1,084,215	19,239,720	343,348	61,928	1,500,985	487,259	22,717,455	15,543

Amortization:
At December 31, 2020	—	(2,333,680)	—	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)
Corporate reorganization (Note 1.1)	—	(1,144,572)	(157,411)	—	—	(164,684)	(1,466,667)	—
Additions	—	(267,723)	(3,957)	—	(54,535)	(19,774)	(345,989)	(399)
Disposals (ii)	—	147,934	—	—	45	—	147,979	—
Transfers	—	(37,037)	—	—	(395,203)	36,999	(395,241)	—
Effect of exchange rate fluctuations	—	—	—	—	3,102	2,167	5,269	—
At June 30, 2021	—	(3,635,078)	(161,368)	(9,201)	(955,888)	(388,069)	(5,149,604)	(13,670)

At December 31, 2020	977,307	8,425,082	—	54,207	519,915	68,785	10,045,296	2,191
At June 30, 2021	1,084,215	15,604,642	181,980	52,727	545,097	99,190	17,567,851	1,873

(i)            Contract asset transfers, the amount also includes a portion of the intangible asset that was reclassified to the financial asset.

(ii)           Includes the amount of R$ 142,316 related to the write-off of fully depreciated assets.

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)           Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2021, R$17,725 was capitalized at an average rate of 8.13% p.a. (R$12,905 at an average rate of 6.12% p.a. at June 30, 2020).

b)          Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	June 30, 2021	December 31, 2020
Comgás (i)	During the term of the concession and extension	8,771,726	8,425,082
Rumo(ii)		6,832,916	—
		15,604,642	8,425,082

Operating license for port terminal	3.70%	181,980	—
		181,980	—
Trademarks
Comma	Undefined	52,727	54,207
		52,727	54,207
Customers relationship
Comgás	20.00%	254,985	210,038
Moove	8.70%	288,452	309,877
Other	20.00%	1,660	—
		545,097	519,915
Other
Software license	20.00%	25,630	18,478
Other		73,560	50,307
		99,190	68,785

Total		16,483,636	9,067,989

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the railroad concession right agreement of Rumo.

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10.3 Contract asset

	Comgás	Moove	Total
Cost:
At January 1, 2021	686,690	9,248	695,938
Additions	442,498	28,995	471,493
Disposals	—	(10,123)	(10,123)
Transfers to intangible assets (i)	(567,905)	—	(567,905)
At June 30, 2021	561,283	28,120	589,403

(i)             The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

10.4 Right-of-use

Accounting policy:

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Right-of-use assets are measured at cost comprising the following:

  the amount of the initial measurement of lease liability;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs; and
  restoration costs.

79

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated							Parent Company
	Land, buildings and improvements (i)	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At December 31, 2020	94,971	15,810	—	—	—	—	110,781	31,654
Corporate reorganization (Note 1.1)	282,565	31,857	937,268	87,028	13,925	7,440,652	8,793,295	11,561
Additions	13,020	17,855	—	—	15,219	—	46,094	6,314
Contractual adjustments	16,500	383	—	—	—	93,018	109,901	—
Disposals	(1,280)	(2,786)	—	—	—	—	(4,066)	—
Transfers	(230,004)	—	—	—	—	—	(230,004)	—
Currency translation adjustments	(1,662)	(19)	—	—	(194)	—	(1,875)	—
At June 30, 2021	174,110	63,100	937,268	87,028	28,950	7,533,670	8,824,126	49,529

Amortization:
At December 31, 2020	(19,106)	(7,451)	—	—	—	—	(26,557)	(6,845)
Corporate reorganization (Note 1.1)	(100,177)	(6,759)	(362,498)	(13,252)	(13,618)	(478,741)	(975,045)	(3,131)
Additions	(12,823)	(5,023)	(18,719)	(1,483)	(1,060)	(137,841)	(176,949)	(2,420)
Transfers	77,310	—	—	—	—	—	77,310	—
Disposals	731	2,229	—	—	—	—	2,960	—
Currency translation adjustments	432	(202)	—	—	99	—	329	—
At June 30, 2021	(53,633)	(17,206)	(381,217)	(14,735)	(14,579)	(616,582)	(1,097,952)	(12,396)
				—
At December 31, 2020	75,865	8,359	—	—	—	—	84,224	24,809
At June 30, 2021	120,477	45,894	556,051	72,293	14,371	6,917,088	7,726,174	37,133

(i)         On June 16, 2021, the subsidiary Rumo exercised a purchase option on the Rondonópolis Railway Terminal in the amount of R$184,100 (historical cost), which is being leased to the subsidiary Rumo Malha Norte S.A.

11  Concessions payable and commitments

Accounting policy:

Rumo recognizes lease installments included in disputes with the grantor. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

The concessions right is initially recognized with an intangible at cost (see Note 10.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

June 30, 2021
Court discussion:
Rumo Malha Paulista S.A.	54,252
Rumo Malha Oeste S.A.	1,665,946
1,720,198
Railroad concession:
Rumo Malha Paulista S.A.	1,167,764
1,167,764
Payables:
Rumo Malha Sul S.A.	87,260
Rumo Malha Paulista S.A.	21,319
108,579

Total	2,996,541

Current	160,472
Non-current	2,836,069

Court Discussion:

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice - in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.” Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

On July 21, 2020, the Company filed with the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On May 19, 2021, the subsidiary Rumo signed with the National Land Transport Agency (ANTT), the second amendment to the Concession Contract of Rumo Malha Oeste S.A., with the purpose of establishing the obligations related to the re-bidding, under the terms of the qualification of the undertaking approved by Decree No. 10.633, of February 18, 2021. After conducting technical analyses, ANTT established the conditions for the provision of services by the concessionaire during the term of the amendment, observing the guarantee of the continuity and safety of the rail transport service, until a new bidding process is held. The term of validity of this amendment will be 24 (twenty-four) months, counted from the publication of Decree No. 10.633, of February 18, 2021, subject to extension.

Judicial deposits concerning the above claims totaled R$ 22,119.

Railroad concession payable

As a condition for entering into the renewal amendment for Rumo Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic; iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties.

The effects of the offsetting of balances were updated up to the registration date and resulted in a reversal of R$479,563 (R$348,319 in other expenses and R$131,243 in the financial result). As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Leases and grants under IFRS16 (Note 5.8)

June 30, 2021
Leases:
Rumo Malha Sul S.A.	571,018
Rumo Malha Paulista S.A.	455,216
Rumo Malha Oeste S.A.	230,573
Elevações Portuárias S.A.	98,155
Portofer Ltda.	15,465
1,370,427

Grants:
Rumo Malha Paulista S.A.	560,466
Malha Central S.A.	517,741
1,078,207

Total	2,448,634

Current	254,515
Non-current	2,194,119

Commitments

The sub-concession contracts to which the Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight: The renewal addendum to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 8%.

The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2021, the physical execution of the obligation book projects was 75%.

The port elevation concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated in the amount of R$340,000. As of June 30, 2021, the subsidiary had made investments at a cost of R$270,629.

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

12  Other taxes payable

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Tax amnesty and refinancing program	193,091	193,352	201,691	199,587
ICMS – State VAT	—	—	230,813	182,227
COFINS – Revenue tax	31,937	44,428	71,697	62,801
PIS – Revenue tax	10,494	12,581	16,618	16,264
INSS – Social security	18,394	15,085	29,414	19,026
Withholding income tax	—	—	5,505	5,915
Other	764	1,155	17,317	28,151
	254,680	266,601	573,055	513,971

Current	114,039	125,368	425,108	367,076
Non-current	140,641	141,233	147,947	146,895
	254,680	266,601	573,055	513,971

13   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Profit before taxes	1,009,989	1,531,721	(186,702)	(237,414)
Income tax and social contribution nominal rate (34%)	(343,396)	(520,785)	63,479	80,721

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	279,374	585,176	(62,397)	77,485
Differences in tax rates on earnings (losses) of overseas companies	(1,981)	(5,382)	4,521	(2)
Share-based payment transactions	(37)	(74)	6,734	7,593
Other	(1,593)	(9,493)	(20)	(518)
Income tax and social contribution (current and deferred)	(67,633)	49,442	12,317	165,279

Effective rate - %	6.70%	(3.23%)	6.60%	69.62%

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Profit before taxes	1,458,903	2,125,341	(141,262)	(38,735)
Income tax and social contribution nominal rate (34%)	(496,027)	(722,616)	48,029	13,170

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	150,556	236,782	(74,200)	(8,864)
Differences in tax rates on earnings (losses) of overseas companies	2,653	(17,246)	(5,774)	(27,937)
Granted income tax incentive	70,189	93,708	—	—
Share-based payment transactions	(37)	(74)	6,734	7,593
Interest on shareholders’ equity	(9,944)	(16,480)	(6,290)	(12,750)
Non-deductible expenses (donations, gifts, etc.)	(17,390)	(18,181)	(4,907)	(649)
Tax losses not recorded	(10,474)	(31,679)	(3,249)	(2,453)
ICMS benefit - extemporaneous tax credits (i)	20,489	218,056	—	—
ICMS benefit - current period (ii)	23,009	43,119	—	—
Other	3,191	(7,350)	4,070	10,482

Income tax and social contribution (current and deferred)	(263,785)	(221,961)	(35,587)	(21,408)

Effective rate - %	18.08%	10.44%	(25.19%)	(55.27%)

(i)	In the current year, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$282,774 (R$218,056 principal and R$64,718 interest), used through their compensation with income tax, PIS and COFINS payable overdue in the period, relating to overpayments of income tax e social contribution for the years 2015, 2016 and 2019, when this benefit was not computed in the calculation of the income tax e social contribution due by the Company, due to the non-taxation of the benefit of the reduction in the calculation base of ICMS in the State of São Paulo from 12% to 15.6% under art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), with wording given by State Decree No. 62,399/2016. These credits were recognized by the Company based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all applicable jurisprudence on the subject. The Company also took into account all the accounting rules in force, which, after being analyzed as a whole, did not indicate any other accounting effect to be recognized.

(ii)	After from January 1, 2021, the subsidiary Comgás changed its tax procedure, starting to exclude the benefit of the reduction in the ICMS calculation base, granted by the State of São Paulo, directly from the calculation of income tax and social contribution for the current period.

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021		December 31, 2020
Assets credit of:
Income tax losses	568,957	508,453	2,770,385		721,115
Social contribution losses	205,358	183,576	1,005,664		250,209

Temporary differences
Foreign exchange - Loans and borrowings	1,113,989	1,312,239	1,245,185		1,367,496
Provision for legal proceedings	64,921	64,407	306,021		91,535
Loss allowances for impairment	—	—	210,468		—
Post-employment benefits	—	—	207,489		200,461
Allowance for expected credit losses	—	—	29,530		16,664
Tax credit losses	6,985	6,985	83,661		38,684
Share-based payment transactions	13,023	11,929	40,337		16,786
Profit sharing	3,863	2,773	35,567		32,022
Interest on preferred shareholders payable in subsidiaries	263,962	167,412	263,962		167,412
Review of useful life of property, plant and equipment	—	—	(52,415)		(230,098)
Miscellaneous expense allowance	176,954	190,191	542,156		258,269
Other (i)	—	—	240,015		8,076
Total	2,418,012	2,447,965	6,928,025		2,938,631

(-) Deferred taxes assets net not recognized (ii)	—	—	(2,371,856)		(21,133)

Liabilities credit of:
Temporary differences
Fair value amortization of the property, plant and equipment	—	—	8,542		(37,547)
Tax deductible goodwill	(21,823)	(21,823)	(394,013)		(365,949)
Leases	1,440	—	443,911		(3,245)
Unrealized gains on derivatives instruments	(628,939)	(790,888)	(993,529)		(836,629)
Income on formation of joint ventures	(1,135,036)	(1,135,036)	(1,135,036)		(1,135,036)
Fair value amortization of the intangible asset	—	—	(3,582,572)		(1,054,417)
Provision for realization - Goodwill recorded in equity	(449,153)	(449,153)	(449,153)		(449,153)
Other	(856)	2,967	349,206		322,861
Total	(2,234,367)	(2,393,933)	(5,752,644)	—	(3,559,115)

Total of deferred taxes recorded, net	183,645	54,032	(1,196,475)		(641,617)

Deferred tax assets	183,645	54,032	2,354,182		629,591
Deferred tax liabilities	—	—	(3,550,657)		(1,271,208)

(i)	Refers mainly to pre-operating expenses added to Rumo Malha Central.

(ii)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
Assets	Tax loss and negative basis	Employee benefits	Provisions	Other	Total
At December 31, 2020	692,029	2,773	273,512	1,479,651	2,447,965
Credited / (charged) to the profit for period	82,286	1,090	(11,629)	96,550	168,297
Exchange differences	—	—	—	(198,250)	(198,250)
At June 30, 2021	774,315	3,863	261,883	1,377,951	2,418,012

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Leases	Other	Total
At December 31, 2020	(1,135,036)	(790,888)	—	(468,009)	(2,393,933)
(Charged) to the profit for period	—	161,949	1,440	(84,307)	79,082
Recognized in equity	—	—	—	80,484	80,484
At June 30, 2021	(1,135,036)	(628,939)	1,440	(471,832)	(2,234,367)

87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
Assets	Tax loss and negative basis	Employee benefits	Provisions	Post-employment obligations	Property, plant and equipment	Other	Total
At December 31, 2020	971,324	36,879	417,081	200,461	(230,098)	1,542,984	2,938,631
Corporate reorganization (Note 1.1)	2,638,981	29,389	584,013	—	652,716	995,740	4,900,839
Credited / (charged) to the profit for period	165,744	(3,387)	183,765	7,028	(475,033)	(1,413,957)	(1,535,840)
Other comprehensive income	—	—	—	—	—	(7,102)	(7,102)
Recognized in equity	—	—	—	—	—	(552)	(552)
Exchange differences	—	—	—	—	—	632,049	632,049
At June 30, 2021	3,776,049	62,881	1,184,859	207,489	(52,415)	1,749,162	6,928,025

	Consolidated
Liabilities	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Leases	Fair value adjustment	Other	Unrealized credits	Total
At December 31, 2020	(1,135,036)	(1,054,417)	(836,629)	(3,245)	—	(529,788)	(21,133)	(3,580,248)
Corporate reorganization (Note 1.1)	—	(2,545,467)	(801,495)	(18,706)	215,862	(66,408)	(2,322,732)	(5,538,946)
Credited / (charged) to the profit for period	—	17,312	643,215	465,862	(79,530)	(106,097)	(27,991)	912,771
Other comprehensive income	—	—	1,380	—	—	80,543	—	81,923
At June 30, 2021	(1,135,036)	(3,582,572)	(993,529)	443,911	136,332	(621,750)	(2,371,856)	(8,124,500)

Total deferred taxes recorded								(1,196,475)

The Company evaluated the recoverability of deferred taxes assets based on the generation of future taxable profits. The Company expects to realize the full-deferred tax on temporary differences.

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

14  Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded at June 30, 2021 and December 31, 2020 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Tax	155,678	155,610	639,786	555,958
Civil, environmental and regulatory	82,157	75,001	388,122	200,597
Labor	72,495	78,208	392,139	131,239
	310,330	308,819	1,420,047	887,794

	Judicial deposit
	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Tax	315,274	296,223	487,517	414,413
Civil, environmental and regulatory	50,033	50,027	135,430	81,420
Labor	33,588	34,477	272,428	48,393
	398,895	380,727	895,375	544,226

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	155,610	75,001	78,208	308,819
Provisions	3,059	3,344	4,800	11,203
Settlement / Write-offs	(2,135)	(2,800)	(9,685)	(14,620)
Monetary variation (i)	(856)	6,612	(828)	4,928
At June 30, 2021	155,678	82,157	72,495	310,330

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	555,958	200,597	131,239	887,794
Corporate reorganization (Note 1.1)	79,494	170,122	247,958	497,574
Provisions	7,223	9,300	37,667	54,190
Settlement / Write-offs	(3,388)	(18,913)	(42,728)	(65,029)
Monetary variation (i)	499	27,016	18,003	45,518
At June 30, 2021	639,786	388,122	392,139	1,420,047

(i)       Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Compensation with FINSOCIAL	—	—	297,651	296,445
INSS - Social security	63,559	63,109	98,983	73,835
State VAT - ICMS credit	23,173	28,440	88,905	42,272
PIS and COFINS	4,023	254	6,084	254
IPI - Excise tax credit - NT	54,788	53,707	54,788	53,697
Federal income taxes	903	900	11,027	9,508
Other	9,232	9,200	82,348	79,947
	155,678	155,610	639,786	555,958

Labor claims: The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated (i)
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Tax	4,503,907	4,525,112	13,688,610	9,761,688
Civil, environmental and regulatory	928,103	936,634	6,231,201	1,710,495
Labor	25,391	39,522	894,509	77,130
	5,457,401	5,501,268	20,814,320	11,549,313

(i)       With the corporate reorganization detailed in note 1.1, the processes were merged and are now consolidated.

Tax:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Capital gain (i)	—	—	29,126	—
Penalties related to tax positions (ii)	—	—	430,167	—
Federal income taxes (iii)	952,369	632,758	4,802,556	3,834,562
ICMS - State VAT (iv)	1,344,999	1,401,922	2,912,440	1,922,374
IRRF - Withholding tax (v)	1,335	1,331	1,234,967	1,093,718
PIS and COFINS - Revenue taxes (vi)	1,229,822	1,270,095	2,322,041	1,314,144
Financial transactions on loan (vii)	—	—	8,336	—
MP 470 - Tax installments (viii)	242,326	241,224	395,757	241,224
Stock Option (ix)	—	—	64,338	—
IOF on Mutual (x)	—	—	133,256	—
Compensation with IPI - IN 67/98	138,399	137,976	184,322	137,976
IPI - Excise tax credit - NT	315,113	314,312	456,831	455,121
INSS - Social security and other	106,280	155,143	175,493	210,357
Other	173,264	370,351	538,980	552,212
	4,503,907	4,525,112	13,688,610	9,761,688

The main variations in the balances of possible tax contingencies in the period ended June 30, 2021 are due to the corporate reorganization (note 1.1) generated by the subsidiary Rumo and subsidiaries. Below is a description of the main processes:

(i)

Tax assessment notices issued by the Federal Revenue Service in 2011 and 2013 and 2019 against the Company related to: a) disallowance of goodwill expense based on future profitability, as well as financial expenses; b) non-taxation of supposed capital gain on the sale of equity interest in a Company of the same economic group; and c) supposed capital gain on the incorporation of shares in companies of the same economic group. In 2019, we had definitive success in terms of reducing the capital gain launch base. Contingency adjusted for ultimate success.

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(ii)

The subsidiary Rumo was assessed for not considering the tax benefits of REPORTO (suspension of PIS and COFINS), under the allegation that the locomotives and wagons acquired in the year 2010 to 2012 were used outside the limits of the port area. Consequently, PIS and COFINS were required, in addition to the isolated fine corresponding to 50% of the value of the acquired assets.

(iii)

Tax assessment notices requiring IRPJ and CSLL related: (a) Goodwill Malha Norte: Tax assessment notices issued for the collection of IRPJ and CSLL, combined with interest on late payment and official and isolated fines. According to the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill from the acquisition of the companies Brasil Ferrovias S.A. and Novoeste Brasil S.A. (b) GIF, TPG and Teaçu premiums. Infraction notices drawn up for the collection of IRPJ and CSLL, combined with an official fine and late payment interest, in addition to an isolated fine, for the following reasons: Deduction, from the actual profit and the CSLL calculation base, from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S.A.; Deduction, from real profit and CSLL calculation base, of the amount corresponding to the amortization of goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A. on the acquisition of shares issued by Rumo Logística S.A.; (c) Labor provisions: In 2009, under the allegation that the Company would have excluded labor provisions from the calculation of taxable income and the adjusted calculation base of CSLL. In the understanding of the Tax Authorities, the write-offs of the labor provisions were made by the Company without the individualization of the processes (provisions and reversals), which would have an impact on the tax assessment. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules related to the addition and exclusion of provisions in the calculation of IRPJ and CSLL; (d) collection arising from the rejection of the request for restitution/compensation of the company's debts due to the alleged insufficiency of the IRPJ/CSLL Negative Balance credit.

(iv)

a) Infraction Notices drawn up by the São Paulo State Finance Department, against Rumo Malha Paulista, for the period from February 2011 to July 2015, as well as 2014 and 2018, with the reporting of infractions for alleged lack collection of ICMS in the provision of rail transport services for export; improper credit of ICMS for alleged bookkeeping in the Book of Entries of amounts higher than those found in the Tax Books; improper credit of ICMS for acquisitions supposedly classified as use and consumption. Fines of 50% of the tax amount and 100% of the amount of credit considered undue were also included. b) state tax authorities assessed the charges for non-taxation by ICMS on the invoices for the provision of rail freight services for export. All assessments were challenged, since there is a favorable position for taxpayers consolidated in the higher courts, based on the Federal Constitution and Complementary Law 87/1996 c) the Treasury of the State of Mato Grosso drew up several Terms of Seizure and Deposit (TADs) in order to collect ICMS and a 50% fine on the value of the fined operations, under the mistaken understanding that the goods exit operations destined for export would be cancelled with the DACTEs (Auxiliary Document of Electronic Transport Knowledge), with the supposed characterization of untrue documentation, under the terms of articles 35-A and 35-B of State Law 7098/98. The Company challenges the assessments and seeks to demonstrate to the Tax Authorities that the goods transported were duly covered by suitable tax documentation; d) collection of ICMS, for the years 2018 and 2019, in the acquisition of wagons as a result of the alleged non-exemption provided for by the Tax System for Incentives to the Modernization and Expansion of the Port Structure - REPORTO by the São Paulo tax authorities.

92

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(v)	Rumo Malha Paulista had part of its IRPJ credit balance offset partially disallowed by the IRS based on the argument that the Company would not be entitled to IRRF offset on swap transactions.

(vi)

The administrative demands for PIS and COFINS are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system related to the following items: a) credits launched out of time unaccompanied by prior rectification of tax returns; b) claims on expenses arising from mutual traffic contracts; c) credits related to expenses with services classified as inputs in the activity carried out by the Company that supposedly were not proven during the Inspection; d) credits on expenses with transportation of employees; e) credits related to electricity expenses; f) credits on expenses with machinery rentals and rentals that were not proven in the course of the Inspection; g) credits on expenses on the acquisition of machinery, equipment and other assets incorporated into the Company's fixed assets; and (h) and isolated fine corresponding to 50% of the value of the credits.

(vii)

Infraction Notices drawn up to demand differences in IRPJ, CSL, PIS and COFINS, related to the calendar years 2005 to 2008, due to the following alleged violations: a) undue deduction of the Real Profit and the Calculation Base of CSL of financial expenses arising from loans entered into with financial institutions abroad, b) undue exclusion of CSL's Real Profit and Calculation Base of financial income from securities issued by the Government of Austria and the Government of Spain, c) no inclusion, in the Real Profit and in the CSL Calculation Base, of the gains earned in swap operations, and no taxation of the financial income resulting from such contracts by PIS and COFINS, d) undue exclusion of the Real Profit and the Calculation Base of CSLL, carried out as PIS and COFINS credits, e) undue exclusion of Real Profit and the CSL Calculation Base carried out as deferred CSL. f) undue exclusion of taxable income and the CSL calculation basis made as deferred CSL; and Violation g) insufficient payment of advances of IRPJ and CSL, which generated the application of an isolated fine at the percentage of 50%, together with the fines of 75%. In 2019, we had definitive success regarding the completeness of the infractions “a”, “b”, “d”, “e” and “f”, as well as part of the infraction “c”, to recognize the possibility of exclusion of the actual profit and the CSLL calculation basis of the revenues arising from the Austrian public debt securities acquired on July 24, 2006 and, as a consequence, of part of the infraction “g”, in the extension of the partial cancellation of the item “c” . Contingency adjusted for ultimate success. The remainder of item “g” remains under administrative discussion. The discussion on the remainder of item “c” ended at the administrative level and continued at the judicial level.

(viii)

The Federal Revenue Service partially rejected the requests for installment payments of federal tax debts made by Rumo Malha Sul and Rumo Intermodal, on the grounds that the tax losses offered by the companies were not sufficient to settle the respective debts. The probability of loss is considered as possible, since the losses identified existed and were available for that use.

(ix)

Tax assessment notices drawn up against the Company for the collection of social security contributions (20% of the amount paid) of amounts referring to the Stock Option Plan granted to employees, administrators and third parties. The main basis for the assessment is the alleged remuneration.

93

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(x)

a) The Federal Treasury intends to enforce the levy of IOF on the current accounts maintained by the parent Company for affiliates / subsidiaries (most substantial part of the assessment). In the understanding of the tax authorities, the use of an accounting item as advances for expenses to related companies, without a formal loan agreement, characterizes the existence of a current account, and the IOF due must be determined according to the rules specific to revolving credit operations. The tax assessment notices are still being questioned at the administrative level; b) Tax Assessment Notice issued by the Federal Tax Authorities against Rumo Malha Norte for alleged failure to pay IOF in the period 2017 and 2018, relating to the collection of alleged financial transactions between the group companies, essentially on the remittance of amounts arising from mutual traffic between Malha Norte and Malha Paulista, contracts with Raízen and other amounts listed in other accounting accounts.

(xi)

Rumo Malha Sul transmitted nineteen clearing statements (DCOMP) via the PERD / COMP electronic system, referring to "premium credit", using credit acquired from third parties (Fibra S.A. Indústria e Comércio and others). Such Dcomps for referring to credit of third parties and also to "credit - premium", in accordance with the current legislation, were considered as not declared in Decision Order contained in the administrative process, with awareness to the taxpayer on 09/24/2013, giving rise thus the application of a 75% fine in compliance with art. 18, §4 of Law No. 10,833 / 2003.

The Company has not identified effects of IFRIC 23 / ICPC 22 - Uncertain Tax Position that could affect Company’s accounting policies and these interim financial statements.

Labor

One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia Ltda. (“Prumo Engenharia”), Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages, as well as fines of R$15,000. However, any potential future loss on this lawsuit cannot result in the inclusion of Rumo Malha Paulista on the list maintained by the Brazilian Ministry of Labor of employers who engage in labor irregularities. Rumo appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and this appeal is currently pending.

94

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)    Contingent assets

(i)

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$697,233 plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás, upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

After certain additional review processes carried out by the ARSESP, which found that Fourth Ordinary Tariff Review was overestimated, as well as Third Ordinary Tariff Review, on the other hand, was underestimated in tariff terms, it was concluded that the correct amount of Third Ordinary Tariff Review, after compensation for such errors by the agency would be estimated at R$296,191, which value on June 30, 2021 continues to be treated as a contingent asset.

(ii)

The Company has an indemnity proceeding due to the economic and financial imbalance of the Concession Agreement, with respect to tariff reviews. The right to recovery is the result of the wrong criteria followed for the tariff review. The updated case amount is R$865,263 as an economic-financial rebalancing of Comgás.

15  Shareholders’ equity

a)    Share capital

The subscribed capital is R$ 6,365,853 as of June 30, 2021 and R$ 5,727,478 as of December 31, 2020, fully paid in, is represented by 1,874,070,932 nominative common shares, book-entry and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$ 7,000,000.

95

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On May 6, 2021, the Company split the issued shares, in the proportion of 1:4, without changing the share capital. The split of shares was approved at the Annual and Extraordinary General Meeting on April 30, 2021.

At June 30, 2021 the Company’s share capital is composed of the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,762,132	35.90%
Board of directors and executive officers	24,886,852	1.33%
Free float	1,169,237,744	62.39%

Total shares outstanding	1,866,886,728	99.62%

Treasury shares	7,184,204	0.38%

Total	1,874,070,932	100.00%

As a consequence of the corporate reorganization detailed in note 1.1, it was deliberate to increase the Company's capital by R$ 638,375, in addition to the effect of a reduction in the capital reserve in the amount of R$ 1,400,557.

b)    Treasury shares

On June 30, 2021, the Company had 7,184,204 shares in treasury (11,749,038 shares on December 31, 2020), whose market price was R$ 23.96. This reduction refers to: (i) the cancellations of 10,000,000 shares, equivalent to R$ 496,916 resulting from the corporate restructuring process as presented in note 1.1, effective on February 2, 2021, (ii) split of shares issued by the Company on April 30, 2021, of 1:4, (iii) repurchase of 60,000 shares equivalent to R$ 4,778, and (iv) delivery of 12,987 shares to members of the share-based compensation plans.

On March 26, 2021, the Company approved the common share buyback program, with a maximum of 17,000,000 shares, representing 5.89% of the total shares available on the market, with the deadline until September 25, 2022, for the purpose of keeping in treasury, cancellation or sale.

96

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Dividends

At December 31, 2020	216,929
Dividends for the year	412,130
Dividends eliminated in merger (note 1.1)	(148,030)
Dividends paid	(480,994)
At June 30, 2021	35

d)     Other comprehensive (loss) income

	December 31, 2020	Comprehensive (loss) income	June 30, 2021
Loss on cash flow hedge	(761,203)	(5,798)	(767,001)
Foreign currency translation effects	782,899	(311,830)	471,069
Actuarial loss on defined benefit plan	(363,375)	—	(363,375)
	123,547	—	123,547
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	384	26,640
Total	(237,507)	(317,244)	(554,751)

Attributable to:
Owners of the Company	(252,610)	(302,264)	(554,874)
Non-controlling interests	15,103	(14,980)	123

	December 31, 2019	Comprehensive (loss) income	June 30, 2020
Loss on cash flow hedge	(234,575)	(412,720)	(647,295)
Foreign currency translation effects	50,183	755,915	806,098
Actuarial loss on defined benefit plan	(202,444)	—	(202,444)
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,979	38	26,017
Total	(406,488)	343,233	(63,255)

Attributable to:
Owners of the Company	(349,501)	277,520	(71,981)
Non-controlling interests	(56,987)	65,713	8,726

97

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

16  Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020 (Restated) (i)	January 1, 2020 to June 30, 2020 (Restated) (i)
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	942,356	1,581,163	(174,385)	(72,135)

Dilutive effect of the share-based plan of subsidiaries	(2,775)	(5,613)	(128,731)	(2,438)
Dilution effect of Brado's liquidity option	(228)	(305)	—	—

Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	939,353	1,575,245	(303,116)	(74,573)

Weighted-average number of shares outstanding - basic (In thousands of shares)
Basic	1,866,887	1,800,554	1,559,036	1,559,036
Dilutive effect of the share-based plan	3,178	3,192	2,592	5,180

Dilutive	1,870,065	1,803,746	1,561,628	1,564,216

Earnings per share
Basic	R$ 0.5048	R$ 0.8782	(R$ 0.1119)	(R$ 0.0463)
Diluted	R$ 0.5023	R$ 0.8733	(R$ 0.1941)	(R$ 0.0477)

(i)	On April 30, 2021, the split of the Company's shares in the proportion of 1:4 was approved at the AGM. Consequently, the weighted average of shares is being adjusted for all periods presented.

98

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The non-controlling shareholders of the indirect subsidiary Brado, are entitled to exercise the Liquidity Option provided for in the shareholders' agreement signed on August 5, 2013. This option consists of replacing the totality of the shares held by said non-controlling shareholders with a number of shares determined according to the established exchange ratio, which takes into account the economic value to be established both for the Brado business and for the Company's business. At the Company's sole discretion, an equivalent cash payment is also possible. The assumptions of value and form of settlement are subject to the decision of the arbitration proceeding and on June 30, 2021 the effect is antidilutive whereas for June 30, 2021 the best estimate is 3,264 shares, with dilutive effect, which, therefore, are considered in the analysis of diluted earnings per share.

Anti-dilutive instruments

In the period ended June 30, 2021, 17,000,000 shares related to the Company's share buyback plan have an antidilutive effect, therefore they were not considered in the analysis of diluted earnings per share.

99

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

17 Net sales

Accounting policy:

Logistics services rendered

Revenues from the provision of services are recognized when the entity transfers to the counterpart the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the Company, as well as when its related value and incurred costs can be reliably measured.

Service prices are fixed based on service orders or contracts. The Company’s revenue is basically comprised of rail freight, road freight, container transport and port elevation services, which is why the above criteria are normally met to the extent that the logistics service is provided.

The following is an analysis of the Company’s net sales for the period:

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Gross revenue from sales of products and services	7,570,399	13,206,772	3,350,701	7,566,198
Construction revenue	263,216	442,498	219,098	416,319
Indirect taxes and deductions	(1,275,506)	(2,375,363)	(1,213,180)	(2,119,386)
Net sales	6,558,109	11,273,907	2,356,619	5,863,131

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
At a point in time
Natural gas distribution	2,400,156	4,493,883	1,186,845	3,282,600
Electricity trading	181,438	400,648	145,114	313,889
Lubricants and base oil	1,441,562	2,828,059	772,044	1,776,788
Other	36,666	61,422	8,696	22,290
	4,059,822	7,784,012	2,112,699	5,395,567
Over time
Railroad transportation services	2,133,268	2,892,375	—	—
Port elevation	82,625	108,869	—	—
Construction revenue	263,216	442,498	219,098	416,319
Services rendered	33,767	64,826	24,822	51,245
	2,512,876	3,508,568	243,920	467,564

Elimination	(14,589)	(18,673)	—	—

Total of net sales	6,558,109	11,273,907	2,356,619	5,863,131

100

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

18 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Depreciation and amortization	(3,546)	(6,021)	(2,831)	(5,645)
Personnel expenses	(23,713)	(41,142)	(16,617)	(30,693)
Expenses with third-party services	(12,242)	(22,040)	(5,484)	(10,893)
Other	(22,909)	(40,544)	(12,221)	(24,844)
	(62,410)	(109,747)	(37,153)	(72,075)

General and administrative expenses	(62,410)	(109,747)	(37,153)	(72,075)
	(62,410)	(109,747)	(37,153)	(72,075)

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Raw materials	(1,153,381)	(2,166,410)	(438,604)	(1,003,375)
Commodity cost (natural gas)	(1,366,291)	(2,569,927)	(683,223)	(1,996,982)
Electricity purchased for resale	(549,779)	(768,492)	(131,547)	(301,036)
Railroad transportation and port elevation expenses	(548,084)	(744,265)	—	—
Natural gas transportation cost	(260,230)	(476,390)	(287,979)	(336,666)
Other transports	2,886	(37,732)	(4,999)	(64,481)
Depreciation and amortization	(616,217)	(927,528)	(124,729)	(292,669)
Salaries and wages	(497,757)	(750,276)	(159,050)	(304,296)
Construction cost	(263,216)	(442,498)	(219,098)	(416,319)
Expenses with third-party services	(168,976)	(279,833)	(76,252)	(141,973)
Selling expenses	(5,915)	(10,028)	(5,637)	(10,679)
Other	(178,713)	(324,424)	(34,155)	(233,795)
	(5,605,673)	(9,497,803)	(2,165,273)	(5,102,271)

Cost of sales	(4,940,287)	(8,310,153)	(1,651,890)	(4,138,267)
Selling expenses	(180,750)	(339,406)	(306,698)	(586,094)
General and administrative expenses	(484,636)	(848,244)	(206,685)	(377,910)
	(5,605,673)	(9,497,803)	(2,165,273)	(5,102,271)

101

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

19  Other income (expenses), net

	Parent company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Disposal of credit rights	—	—	—	(68,311)
Gain (loss) on disposal of non-current assets and intangibles	(53)	(53)	—	—
Net effect of legal proceedings	1,570	(22,442)	(20,803)	(27,831)
Revenue from scrap / eventual sales	1,055	2,295	—	—
Other	24,554	22,286	(725)	66
	27,126	2,086	(21,528)	(96,076)

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Disposal of credit rights	—	—	—	(68,311)
Reimbursement of natural gas loss in the process	—	—	26,945	26,945
Tax credits	241,253	241,246	1,201	939
Loss on disposal of non-current assets and intangibles	(10,469)	(10,469)	(2,164)	(4,064)
Net effect of legal proceedings	(34,242)	(69,748)	(21,365)	(28,140)
Settlement of disputes in the renewal process (i)	52,963	52,963	—	—
Other	28,895	35,480	4,220	45,514
	278,400	249,472	8,837	(27,117)

(i)	Effect referring to the reversal of lease liabilities in registered litigation, related to labor credits from recourse lawsuits, of the subsidiary Rumo.

102

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

20  Finance results

Details of finance income and costs are as follows:

	Parent Company
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Cost of gross debt
Interest on debt	(133,627)	(180,893)	—	(3,454)
Monetary and exchange rate variation	524,292	398,562	—	—
Derivatives and fair value measurement	(1,018,269)	(541,031)	411,082	1,760,299
Amortization of borrowing costs	(2,207)	(2,964)	(31)	(4,351)
	(629,811)	(326,326)	411,051	1,752,494

Income from financial investment and exchange rate in cash and cash equivalents	10,058	18,294	14,227	41,067
	10,058	18,294	14,227	41,067

Cost of debt, net	(619,753)	(308,032)	425,278	1,793,561

Other charges and monetary variations
Interest on other receivables	4,845	13,003	4,106	9,789
Monetary variation of other financial assets	-	(42,709)	73,209	(94,145)
Interest on other payables	(3,738)	(7,881)	(13,990)	(29,813)
Interest on lease liabilities	(1,108)	(1,949)	—	—
Interest on shareholders' equity	29,248	48,470	18,500	37,500
Interest on contingencies and contracts	(7,267)	(14,567)	—	—
Bank charges and other	(6,934)	(10,172)	(5,212)	(9,198)
Exchange variation and non-debt derivatives	828,291	242,113	(446,394)	(2,004,855)
	843,337	226,308	(369,781)	(2,090,722)

Finance results, net	223,584	(81,724)	55,497	(297,161)

Reconciliation
Finance expense	(174,525)	(376,882)	(38,794)	(330,549)
Finance income	3,463	39,788	29,483	90,262
Foreign exchange, net	1,370,259	640,287	(334,571)	(1,740,757)
Derivatives	(975,613)	(384,917)	399,379	1,683,883
Finance results, net	223,584	(81,724)	55,497	(297,161)

103

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	April 1, 2021 to June 30, 2021	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020
Cost of gross debt
Interest on debt	(671,626)	(1,112,590)	(148,803)	(324,092)
Monetary and exchange rate variation	2,262,751	1,286,545	(375,327)	(1,965,786)
Derivatives and fair value measurement	(1,852,519)	(787,563)	322,180	1,522,024
Amortization of borrowing costs	(29,891)	(80,310)	(501)	(5,045)
Finance and warranties on debt	(12,340)	(20,983)	(5,294)	(9,154)
	(303,625)	(714,901)	(207,745)	(782,053)

Income from financial investment and exchange rate in cash and cash equivalents	82,503	121,968	40,034	90,402
	82,503	121,968	40,034	90,402

Cost of debt, net	(221,122)	(592,933)	(167,711)	(691,651)

Other charges and monetary variations
Interest on other receivables	185,546	269,695	27,844	57,913
Update of other financial assets	—	(42,709)	59,828	(107,526)
Interest on other liabilities	(38,344)	(61,320)	(33,358)	(70,693)
Monetary variation on leases	(105,742)	(182,474)	—	—
Interest on contingencies and contracts	(31,826)	(70,831)	—	—
Bank charges and other	(17,873)	(24,659)	13,656	6,520
Exchange variation and non-debt derivatives	14,617	108,578	(23,468)	59,031
	6,378	(3,720)	44,502	(54,755)

Finance results, net	(214,744)	(596,653)	(123,209)	(746,406)

Reconciliation
Finance expense	(1,060,368)	(1,232,185)	(255,457)	(1,003,477)
Finance income	237,333	428,485	91,959	207,093
Foreign exchange, net	2,231,187	1,239,729	(393,781)	(1,931,805)
Net effect of derivatives	(1,622,896)	(1,032,682)	434,070	1,981,783
Finance results, net	(214,744)	(596,653)	(123,209)	(746,406)

104

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)
21  Post-employment benefits

	Consolidated
	June 30, 2021	December 31, 2020
Defined contribution
Futura II	112	129

Defined benefit
Futura	166,923	163,972
Health Plan	572,688	564,576
	739,723	728,677

During the period ended June 30, 2021, the amount of the sponsors contributions to the plans was R$ 12,558 (R$ 18,125 as of June 30, 2020).

22  Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The following share-based payment arrangements:

105

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
April 27, 2017	Cosan S.A.	5	274,000	(90,800)	183,200	37.00
July 31, 2017	Cosan S.A.	5	298,107	(99,212)	198,895	32.22
July 31, 2018	Cosan S.A.	5	210,602	(26,894)	183,708	38.61
July 31, 2019	Cosan S.A.	5	57,255	(5,020)	52,235	49.85
July 31, 2020	Cosan S.A.	5	17,243	(1,676)	15,567	83.73
			857,207	(223,602)	633,605

April 20, 2017	Comgás	5	61,300	(14,405)	46,895	47.80
August 12, 2017	Comgás	5	97,780	(13,616)	84,164	54.25
August 1, 2018	Comgás	5	96,787	(5,338)	91,449	59.66
July 31, 2019	Comgás	5	83,683	(3,997)	79,686	78.58
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969	13.58
			2,198,519	(37,356)	2,161,163

January 02, 2017	Rumo S.A.	5	1,476,000	(353,300)	1,122,700	6.10
September 01, 2017	Rumo S.A.	5	870,900	(205,350)	665,550	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(242,385)	907,159	13.94
August 15, 2019	Rumo S.A.	5	843,152	(104,770)	738,382	22.17
November 11, 2020	Rumo S.A.	5	776,142	(55,548)	720,594	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(296,222)	1,184,778	20.85
			6,596,738	(1,257,575)	5,339,163
Share-based payment plan (modification plans)
August 18, 2011	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343	22.80
August 31, 2015 (i)	Cosan S.A.	5 to 7	463,906	(463,906)	—	19.96
			1,965,532	(1,740,189)	225,343
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2019	Moove	5	106,952	—	106,952	13.36
			239,622	—	239,622

Total			11,857,618	(3,258,722)	8,598,896

(i)              On February 02, 2021, 12.987 shares were settled in cash in the amount of R$ 645.

106

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)    Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

At December 31, 2020	3,301,596
Granted	1,481,000
Vested	(441,054)
Transferred	4,532,761
Canceled	(275,407)
At June 30, 2021	8,598,896

b)    Measurement of fair values

The weighted average fair value of the programs granted on June 30, 2021 and December 31, 2020 principal assumptions used in applying the Black-Scholes model were as follows:

	Share-based payment plan
	Cosan S.A.		Compass		Comgás		Rumo
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Weighted average fair value at grant date	39.12	50.88	13.58	13.58	60.07	78.58	14.23
Key assumptions:
Share price at grant date	83.73	50.88	13.58	13.58	78.58	78.58	20.85
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.80%	41.03%

c)     Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended on June 30, 2021 and 2020 were R$ 6,489 and R$ 12,977, respectively.

107

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

23  Subsequent events

 Acquisition of a 51% stake in Gaspetro

On July 28, 2021, the subsidiary Compass Gás e Energia entered into a contract with Petrobras to buy and sell shares for the acquisition of 51% Gaspetro stake. The conclusion of the transaction is subject to compliance with certain suspensive conditions, which include, but are not limited to, the observation of the period for exercising the preemptive right of other Gaspetro shareholders and their investments and approval by the competent bodies.

 Construction of the Regasification Terminal and debenture issue

On August 3, 2021, the subsidiary Compass Gás e Energia reported via relevant fact the beginning of the construction of the Terminal Regaseificação de São Paulo (TRSP) project and its financing, from the first issuance of TRSP debentures in the total amount of R$ 700 million, with a term of 3 years and cdi cost + 1.95%.

 Debentures issue by Rumo

On July 6, 2021, the subsidiary Rumo raised an amount of R$1,043,434 referring to the 16th issue of simple, non-convertible, unsecured debentures, divided into two series, the first of which has an amount of R$ 784,619, with a rate of IPCA+4.49% and a tenor of 10 years, while the second is R$ 258,815 with a rate of IPCA+4.54% and a maturity of 15 years. Both series will have semiannual interest payments and principal amortization in the last 3 years. The funds from this fundraising will be used for investment.

 Debentures issue by Company

On July 5, 2021, the Board of Directors approved the Company's 3rd issue of simple debentures, non-convertible into shares, unsecured, with additional personal guarantee, in three series in the total amount of R$2,000,000, whose disbursement was on August 11, 2021.

108

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The first series has a term of 7 years at an average cost of CDI+1.65%, the second and third have a term of 10 years at an average cost of CDI+2.00% and IPCA+5.75% , respectively. The three series will have semiannual interest payments and the funds from this funding will be used to manage the Company's indebtedness.

 Acquisition of 100% of the share capital

On July 16, 2021, the Company acquired 6,222,650 shares issued by the subsidiary Compass Gás e Energia, representing 0.99% of its capital, for R$95,000. With this acquisition, the Company holds 100% of the capital stock of Compass Gás e Energia.

Agreement for the acquisition of Barcos & Rodados S.A.

On August 10, 2021, Raízen entered into a Share Purchase Agreement for the acquisition of 50% of Barcos y Rodados SA (“B&R”), for the total amount of U.S.$130.000 thousand.

B&R is the leader in the fuel distribution market in Paraguay, with a network of 350 fuel retail stations. As part of the transaction, Raízen will sublicense the right to use the Shell brand to B&R which will progressively converted its fuel stations to Shell brand. The closing of the transaction is subject to precedent conditions, including, but not limited to, the segregation and inclusion of certain assets of B&R.

109

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer